
08000393

4/18

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Zazu Metals Corporation

*CURRENT ADDRESS: 120 Adelaide Street West
Suite 2500
Toronto, Ontario Canada

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JAN 30 2008
THOMSON FINANCIAL

FILE NO. 82- 35155 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT: 1/28/08

A copy of this preliminary and amended and restated preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary and amended and restated preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. The securities offered by this prospectus have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. See "Plan of Distribution".

This document has not been filed with, or approved by, the Financial Services Authority (the "FSA") as a prospectus under Section 87A of the FSMA (as defined below) and does not constitute a prospectus under section 85(1) of the FSMA. It is not required to be an approved prospectus for the purposes of the FSMA or the Prospectus Rules published by the FSA implementing the European Prospectus Directive (2003/71/EC). This document also has not been approved by a person authorized under the FSMA.

PRELIMINARY AND AMENDED AND RESTATED PRELIMINARY PROSPECTUS

Initial Public Offering

October 29, 2007


ZAZU
METALS CORPORATION

Zazu Metals Corporation

Cdn.$ ●

● Common Shares

This prospectus qualifies the distribution (the "Offering") of up to ● common shares ("Common Shares") of Zazu Metals Corporation (the "Company") at a price of Cdn.$ ● per Common Share (the "Offering Price"). The Company is a Canadian-based exploration company that currently has a 50% interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. See "Mineral Project". The Company was recently incorporated to acquire its interest in the LIK property and is focused on developing and bringing the LIK property into production. This high grade, advanced stage exploration property is located in Alaska's Red Dog mine district, which contains the world's largest known zinc deposits.

The Common Shares are being offered pursuant to an agency agreement dated ● , 2007 (the "Agency Agreement") between the Company and Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc. and Cormark Securities Inc. (collectively, the "Agents"). In connection with the Offering, the Agents may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. See "Plan of Distribution".

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus. An investment in the Common Shares is subject to a number of risks that should be carefully considered by a prospective purchaser. See "Risk Factors".

Price: Cdn.$ ● per Common Share

	Price to the Public[1]	Agents' Fee[2]	Net proceeds to the Company[3]
Per Common Share	Cdn.$●	Cdn.$●	Cdn.$●
Total Offering[4][5]	Cdn.$●	Cdn.$●	Cdn.$●

Notes:

(1) The Offering Price was determined by negotiation between the Company and the Agents.

(2) The Agents' Fee is 7% of the aggregate gross proceeds of the Offering. See "Plan of Distribution".

(3) Before deducting the expenses of the Offering, estimated to be Cdn.$ ● , which expenses, together with the Agents' Fee, will be paid out of the gross proceeds of the Offering.

(4) The Company has granted to the Agents an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days from the date of the closing of the Offering (the "Closing Date"), to purchase at the Offering Price additional Common Shares equal to up to 15% of the Common Shares sold pursuant to the Offering solely to cover over-allotments, if any, and for market stabilization purposes.

(5) If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Agents' Fee" and "Net Proceeds to the Company" will be Cdn.$ ● , Cdn.$ ● and Cdn.$ ● , respectively. This prospectus also qualifies the distribution of the Over-Allotment Option and the distribution of any Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

The Agents, as agents, conditionally offer the Common Shares (including any Common Shares issuable upon the exercise of the Over-Allotment Option) on a best efforts basis, subject to prior sale if, as and when issued by the Company and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP, Canadian legal counsel to the Company, and on behalf of the Agents by McCarthy Tétrault LLP, Canadian legal counsel to the Agents. Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Closing Date will be ● , 2007 or such other date as the Company and the Agents may agree, but no later than ● , 2007, and that certificates representing the Common Shares will be issued on the Closing Date. See "Plan of Distribution".

With respect to the United Kingdom, this prospectus is only being and may only be distributed and directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are (a) a "Qualified investor" within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 ("FSMA") and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the FSMA (Financial Promotion) Order 2005 (the "Financial Promotion Order") (all such persons together being referred to as "U.K. Relevant Persons"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, U.K. Relevant Persons. Any person in the United Kingdom who is not a U.K. Relevant Person should not act or rely on this prospectus or any of its contents. See "Plan of Distribution".

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial statements and data contained elsewhere in this prospectus. This summary is qualified in its entirety by the more detailed information contained herein and readers are cautioned to review carefully this prospectus in its entirety. Certain technical terms which are used but not defined in this "Prospectus Summary" have the meanings ascribed to them in the "Technical Glossary".

The Company

The Company is a Canadian-based exploration company incorporated on November 29, 2006 under the *Canada Business Corporations Act* (the "CBCA") to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska.

Through its wholly-owned subsidiary, Zazu Metals (Alaska) Corporation ("Zazu Alaska"), the Company holds a 50% interest in the LIK property (the other 50% interest is held by a subsidiary of Teck Cominco Limited) and has the right to earn up to a further 30% interest in such property. This high grade, advanced stage exploration property is located in Alaska's Red Dog mine district, which contains the world's largest known zinc deposits. In addition, the LIK property abuts the Su property (which hosts an extension of the LIK property mineralization) held by a subsidiary of Teck Cominco Limited and is 22 km north of the Red Dog mine (which is operated by a subsidiary of Teck Cominco Limited), the world's largest zinc producing mine. See "Business of the Company" and "Mineral Project".

Objectives and Growth Strategy

The Company is currently focused on identifying and developing zinc projects. The Company will pursue a growth strategy that takes advantage of the strengths of its existing management team, particularly with respect to management's experience in resource project management. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties (which may be focused on zinc or other minerals) that the Company believes will be accretive to its overall growth strategy.

Strengths and Advantages

The Company believes it can successfully implement its growth strategy and achieve its objectives because of its key strengths and advantages, which include the following:

- **Advanced Exploration Property:** The LIK deposit represents an advanced stage exploration property on which substantial drilling has been conducted to date, and also consists of a large land area of 2,225 ha for continued exploration. Assay results of eight of the eleven holes drilled during the 2007 drilling program are set out under "Mineral Project — Drilling" and under "Mineral Project" in this summary.
- **Attractive Economics:** As a result of strong zinc prices and a robust commodities market, the Company is determined to pursue an aggressive exploration program with the objective of maximizing the mineral resource at the LIK property and bringing it into production. The LIK property was not previously put into production for two main reasons: (i) historically low zinc prices provided unfavourable market conditions; and (ii) the previous owners of the LIK property were two large U.S. public companies with strategic priorities other than mineral production on the LIK property.
- **Established Mining District:** The LIK property is located in the highly prospective Red Dog mine district of Alaska, located approximately 22 km from the Red Dog mine, and abutting Teck Cominco Limited's Su property. This district contains the world's largest known zinc deposits.
- **Management Experience:** The Company's directors and senior management team have significant mining industry experience, including having held positions with mining companies such as Glamis Gold Inc., Homestake Mining Company, Ivanhoe Mines Ltd. and Teck Cominco Limited, among others. Gil Atzmon, the Company's founder and Chief Executive Officer, has over 20 years' experience in the mineral resource sector. His career has included positions as a mining executive, investment banker, mining fund manager and geologist. Mr. Atzmon has participated in many global exploration and mining projects and has successfully arranged financing for the exploration and development of several mineral properties. In addition, Joe M. Britton, Vice-President Exploration,

has extensive knowledge of the LIK deposit, having been involved with the LIK property and its historical exploration since 1978. See "Directors and Executive Officers".

- **Existing Infrastructure:** The LIK property is proximate to well-developed infrastructure and is based in an area where there has been a long-standing history of, and support for, mining activities.
- **Low Political Risk:** The LIK property is located in the State of Alaska which has a history of supporting and fostering mining activities.

Mineral Project

LIK Property

The LIK property comprises a contiguous group of 296 unpatented federal mining claims located in northern Alaska, United States. The claims cover an area of 2,225 ha, and have historically been divided into four groups: the LIK, Silk, Y and Z claim groups.

Pursuant to an agreement entered into with GCO Minerals Company ("GCO") dated May 31, 2007 (the "GCO Assignment Agreement"), the Company purchased GCO's 50% ownership interest in the LIK property (and GCO's 50% interest in the joint venture agreement with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited, which governs the project) on June 28, 2007 for US$20,000,000 and the grant of a 2% net proceeds interest payable by the Company only. The Company's interest is also subject to a *pro rata* portion of a 1% net profit interest retained by GCO (as assignee of WGM Inc. ("WGM")). As a result, the Company currently owns a 50% equity interest in the LIK property, with the remaining ownership interest currently held by Teck American.

Under the joint venture agreement which governs the interests of the Company and Teck American in the LIK property, the Company (as successor to GCO) may earn a further 30% equity interest from Teck American (which would result in the Company having an 80% equity interest) by incurring qualifying expenditures prior to 2018 that are to be adjusted for inflation indexing and escalations. The adjusted amount of qualifying expenditures is currently estimated to be approximately US$40,000,000. Should the Company earn such further equity interest, Teck American would hold the remaining 20% interest in the property, but has a one-time option to convert such remaining 20% interest to a 2% net smelter royalty on any minerals produced and sold from the property. See "Business of the Company — LIK Block Agreement with Teck American".

The LIK property was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. The Company completed a program of eleven diamond drill holes during the 2007 field season. The purpose of this work by the Company was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101"), (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine (assay results of eight of eleven holes are set out below in this summary and under "Mineral Project — Drilling"). The property is divided by faulting into two parts, LIK South and LIK North. Much of the LIK South deposit is shallow and considered to be amenable to open pit mining. The LIK North deposit is relatively deeper. Several feasibility studies have been carried out on the LIK deposit, but they are considered to be out of date.

Several estimates of mineral resources have been completed on the LIK property for its two different zones of mineralization. The historical mineral resource estimates determined to be most reliable for the LIK South deposit were those prepared by GCO in 1984 and the mineral resource estimates prepared by Noranda Exploration, Inc. ("Noranda") in 1985, which are presented in the following table. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m³
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimates of mineral resources for the LIK North deposit were prepared by Noranda following the completion of the 1985 diamond drilling campaign, and are presented in the following table. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for either of the GCO or Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered to be historical estimates and are thought to be reliable at the current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the two parts of the LIK deposit. However, both the GCO and Noranda mineral resource estimates pre-date NI 43-101 requirements and were not carried out or certified by a "qualified person" for purposes of NI 43-101. As a result, these estimates remain unclassified pending further work.

The Company completed a program of diamond drilling during the 2007 summer field season comprising eleven drill holes with an aggregate depth of approximately 1,394m. Of the eleven holes drilled by the Company, assay results of eight holes currently are available. No samples were collected in one of the three remaining holes because no sulphides or black shale were recognized in the hole. The currently available results of the 2007 drilling program are set out in the table below:

AVAILABLE 2007 DIAMOND DRILLING RESULTS

Hole ID	From (m)	To (m)	Length: Down Hole (m)	Length: True Thickness (m)	Zn (%)	Pb (%)
DDH-136	64.62	69.19	4.57	3.96	4.35	6.04
	82.30	95.10	12.80	11.09	9.78	1.61
including	84.43	90.53	6.10	5.28	13.20	1.90
including	84.43	85.95	1.52	1.32	18.70	1.15
DDH-137	4.88	16.92	12.04	11.12	3.38	7.72
	34.14	76.50	42.36	39.14	6.49	1.67
including	46.02	68.58	22.56	20.84	8.59	2.35
including	64.92	68.58	3.66	3.38	15.49	1.63
including	71.63	76.50	4.87	4.50	7.52	1.36
DDH-138	7.01	32.61	25.60	23.20	8.20	2.44
including	28.50	32.61	4.11	3.72	17.57	5.28
DDH-139	29.57	46.02	16.45	14.25	8.95	2.13
including	31.09	35.36	4.27	3.70	11.90	5.28
DDH-140	55.47	58.22	2.75	2.38	4.65	1.55
DDH-141	79.25	86.72	7.47	6.47	5.69	1.23
DDH-142	117.96	131.98	14.02	12.14	8.46	3.84
including	125.88	128.93	3.05	2.64	15.59	3.82
DDH-143	77.72	93.57	15.85	14.36	14.05	9.41
including	77.72	82.91	5.19	4.70	19.10	14.90

Note:

(1) A natural cut-off was applied. It essentially corresponds to about 5% Pb+Zn.

Proposed Work Program

In order to seek to achieve the Company's objectives, the proposed work program for the LIK property to the end of 2008 is as follows:

- **Metallurgical Drilling:** complete up to 5,000 feet of diamond drilling in addition to the metallurgical holes, including twinning of previous holes and in-fill drilling.
- **In-Fill Drilling:** drill 20,000 to 25,000 feet with the goal of increasing the resource base and defining proven and probable reserves.
- **Environmental Work:** carry out environmental work, including the commencement of an environmental impact study, to obtain all necessary land use and operating permits for the LIK property.
- **Review Geophysical Work:** review previous geophysical data to formulate a localized program to extend current mineralization laterally and at depth and to establish the initial stages of a regional program.
- **Additional Surveys:** commence regional induced polarization and gravity geophysical surveys to extend known mineralization and search for additional mineralization at depth and to the north of the LIK deposit.

Company personnel have prepared a proposed program of exploration based on two summer field seasons. The program includes a significant amount of diamond drilling, as well as metallurgical studies, geophysics and database development. This project requires the development of a geographical information system database and digitization of earlier data. Of the approximately Cdn.$ ● million of the net proceeds of the Offering which are to be put towards the costs of the Company's work program described above, the estimated cost of Stages 1 and 2 of the proposed program is approximately US$8.1 million. The Stage 1 work is currently under way. The diamond drill program included in the Stage 1 work is now completed and the metallurgical studies have commenced. Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") reviewed Stages 1 and 2 of the proposed program and budget and believes them to be reasonable. See "Mineral Project — Proposed Work Program" and "Mineral Project — Exploration and Development".

The Offering

Issuer: Zazu Metals Corporation

Offering: Cdn.$ ● (● Common Shares)

Price to the Public: Cdn.$ ● per Common Share

Over-Allotment Option: The Company has granted to the Agents an Over-Allotment Option, exercisable for a period of 30 days from the closing of the Offering, to purchase at the Offering Price additional Common Shares equal to up to 15% of the Common Shares sold pursuant to the Offering solely to cover over-allotments, if any, and for market stabilization purposes. If the Agents exercise the Over-Allotment Option in full, the total net proceeds, after deducting the Agents' fee but before deducting the expenses of the Offering, will be Cdn.$ ● . See "Plan of Distribution".

Use of Proceeds: The net proceeds of the Offering are expected to be Cdn.$ ● , after payment of the Agents' fee and expenses of the Offering estimated to be Cdn.$ ● but before giving effect to the exercise of the Over-Allotment Option. The following table provides an estimated breakdown of the proposed application of the net proceeds of the Offering (all figures are approximate):

Use	Amount (Cdn.$million)
Exploration program for the LIK Property including metallurgy, drilling and tunneling	●
General corporate and working capital purposes	●

While the Company intends to use the funds available to it as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

Risk Factors: An investment in Common Shares is speculative and subject to risk and uncertainties. A prospective investor should carefully consider the risks summarized below and all other information contained in this prospectus before investing in the Common Shares, including, without limitation, the historical financial statements and accompanying notes included in this prospectus and the information contained in the section entitled "Cautionary Statements Regarding Forward-Looking Information". The occurrence of any one or more of these risks could have a material adverse effect on the value of any investment in the Company and the business, prospects, financial position, financial condition or operating results of the Company. The risks noted below do not necessarily comprise all those faced by the Company.

The risks and uncertainties involved in an investment in the Common Shares include risks related to: (i) exploration stage operations; (ii) exploration and operation risks; (iii) mineral resources being imprecise estimates; (iv) additional funding and dilution; (v) permits and government regulation; (vi) property interests; (vii) acquisition of additional mineral properties; (viii) limited operating history; (ix) environmental regulation; (x) key management; (xi) conflicts of interest; (xii) title to properties; (xiii) infrastructure; (xiv) foreign political risk; (xv) uninsurable risks; (xvi) commodity prices; (xvii) competition; (xviii) discretion in the use of net proceeds; (xix) expected continued operating losses; (xx) no history of dividends; (xxi) litigation risk; (xxii) foreign currency risk; and (xxiii) the lack of trading history of the Common Shares.

See "Risk Factors".

SELECTED FINANCIAL INFORMATION

The summary presented below sets out selected financial information of the Company for the periods, and as at the dates, indicated and is derived from, and should be read in conjunction with the Company's annual audited consolidated financial statements as at December 31, 2006 and the period then ended as well as the interim unaudited consolidated financial statements as at June 30, 2007 and the period then ended and the respective notes thereto. "Consolidated Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The financial information presented below is based on consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	Six Months Ended June 30, 2007	Period Ended Dec. 31, 2006
	(US dollars)	
Statement of Loss		
Net loss	(17,995)	(157,446)
Balance Sheet		
Cash and cash equivalents	7,244,520	10,511,517
Total assets	27,754,913	10,571,579
Working capital	7,160,222	10,156,012
Long term debt	nil	nil
Shareholder's equity	27,495,133	10,216,012

DIVIDEND POLICY

There are no restrictions in the Company's constating documents that would restrict or prevent the Company from paying dividends. However, it is not contemplated that any dividends will be paid on the Common Shares in the foreseeable future, as it is anticipated that all available funds will be reinvested in the Company to finance the exploration and development of the LIK property and the overall growth of its business. Any decision to pay dividends on Common Shares in the future will be made by the board of directors of the Company on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the terms of any debt facilities or other contractual obligations of the Company.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated, references in this prospectus to "Cdn.$" and "Canadian dollars" are to the lawful currency of Canada, and references to "US$" and "United States dollars" are to the lawful currency of the United States of America.

On October 26, 2007, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was Cdn.$1.00 = US$1.0396.

The Company prepares its consolidated financial statements in United States dollars. The following table sets forth, for each period indicated, the average exchange rate for United States dollars expressed in Canadian dollars on each business day during such period, and the exchange rate at the end of such period, based upon the noon rate of exchange on each business day as reported by the Bank of Canada:

	From November 29, 2006 (Date of Incorporation) to December 31, 2006	Six Months Ended June 30, 2007
US$/Cdn.$ Period End Rate	0.8581	0.9404
US$/Cdn.$ Average Rate	0.8683	0.8812

HISTORICAL ZINC PRICES

The following table shows the average zinc prices during each of the calendar years noted below as reported by Bloomberg:

Year	Average Zinc Price (US$/tonne)
2002	$ 778.85
2003	$ 828.67
2004	$1,048.10
2005	$1,380.32
2006	$3,263.85
2007 (January 1 to September 30)	$3,456.31

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP and McCarthy Tétrault LLP, counsel to the Company and the Agents, respectively, provided the Common Shares are listed on a prescribed stock exchange as defined in the regulations to the *Income Tax Act* (Canada) (the "Tax Act"), which includes the Toronto Stock Exchange (the "TSX"), the Common Shares would, if issued on the date hereof, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors" in this prospectus. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this prospectus and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

BASIS OF PRESENTATION

For the meanings of certain technical terms used and not otherwise defined in this prospectus, see the "Technical Glossary". Where applicable, terms with a technical meaning related to mineral matters are defined by the Canadian Institute of Mining, Metallurgy and Petroleum — Definitions Adopted by CIM Council.

All references to mineral resources are references to the gross mineral resources on the LIK property, unless reference is made to "attributable" mineral resources which refers only to the Company's attributable portion of the mineral reserves and mineral resources on the LIK property. All information with respect to mineral resources is historical, and is not compliant with NI 43-101 and the CIM Standards.

Unless otherwise indicated, the disclosure contained in this prospectus assumes that the Over-Allotment Option has not been exercised and does not give effect to the conversion of the special warrants (the "Special Warrants") and broker special warrants (the "Broker Special Warrants") as referred to under "Prior Sales of Common Shares — Special Warrant Financings".

Unless otherwise indicated, all references to the Company include a reference to the subsidiary of the Company, Zazu Alaska.

TECHNICAL GLOSSARY

"**Ag**" means silver.

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"**CIM Standards**" means the Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM.

"**cm**" means centimetre.

"**g**" means grams.

"**g/t**" means grams per metric tonne.

"**ha**" means hectares.

"**indicated mineral resource**" means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geologic or grade continuity to be reasonably assumed.

"**kg**" means kilogram.

"**km**" means kilometer.

"**lb**" means one pound and is equal to 454 g.

"**m**" means metre.

"**measured mineral resource**" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

"**mineral resource**" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"**mineral reserve**" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Mineral reserve includes diluting materials and allowances for losses which may occur when the material is mined.

"**mineralization**" means the concentration of minerals in a body of rock.

"**Pb**" means lead.

"**probable mineral reserve**" means the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"**proven mineral reserve**" means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"**t/m^3**" means tonnes per cubic metre.

"**t**" or "**tonne**" is a measure of weight equal to 1,000 kg or 2,204 lbs.

"**Zn**" means zinc.

THE COMPANY

Background

The Company was incorporated under the CBCA on November 29, 2006 as a holding company in order to acquire, through its wholly-owned subsidiary, Zazu Alaska, an option to acquire part of GCO's ownership and joint venture interests in the zinc, lead and silver exploration property known as the LIK property in Alaska. Under the joint venture agreement which governs the LIK property (the "LIK Block Agreement"), GCO held a 50% interest, and the right to increase its interest to up to 80%, as more fully described below. In order to exercise such option, the Company was required to incur specified levels of eligible expenses for work programs contemplated under the LIK Block Agreement. After successfully completing the equity financing required (see "Prior Sales of Common Shares — Special Warrant Financings"), such option was acquired from GCO in February 2007.

The LIK property is located in Alaska's Red Dog mine district, which contains the world's largest known zinc deposits. In addition, the LIK property abuts the Su property (which hosts an extension of the LIK property mineralization) held by a subsidiary of Teck Cominco Limited and is approximately 22 km north of the Red Dog mine (which is operated by a subsidiary of Teck Cominco Limited), the world's largest zinc producing mine. As more fully described below (see "Mineral Project — History"), significant exploration work has previously been done on the LIK property.

Based on the Company's understanding of changes in GCO's strategic direction, and having determined that it would be in the Company's best interests to do so, in the second quarter of 2007 the Company's management entered into negotiations with GCO to acquire GCO's entire ownership interest in the LIK property and the LIK Block Agreement. After successfully completing the equity financing required (see "Prior Sales of Common Shares — Special Warrant Financings"), the Company acquired GCO's entire ownership interest, thereby becoming (through Zazu Alaska) the direct owner of a 50% interest in the LIK property and a 50% joint venture interest under the LIK Block Agreement, and with the further right to earn up to an additional 30% interest.

As more fully described under "Mineral Project", the Company engaged Scott Wilson RPA to prepare an NI 43-101 technical report on the LIK property, including a review of the first two stages of the Company's proposed 2007 and 2008 work program and budget for the LIK property.

The Company's registered and head office is located at 120 Adelaide Street West, Suite 2500, Toronto, Ontario, M5H 1T1.

Corporate Structure

The Company has one wholly-owned subsidiary, Zazu Alaska, which is incorporated under the laws of the State of Alaska.

BUSINESS OF THE COMPANY

Objectives and Growth Strategy

The Company is currently focused on identifying and developing zinc projects. The Company will pursue a growth strategy that takes advantage of the strengths of its existing management team, particularly with respect to management's experience in resource project management. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties (which may be focused on zinc or other minerals) that the Company believes will be accretive to its overall growth strategy.

Strengths and Advantages

The Company believes it can successfully implement its growth strategy and achieve its objectives because of its key strengths and advantages, which include the following:

- **Advanced Exploration Property:** The LIK deposit represents an advanced stage exploration property on which substantial drilling has been conducted to date, and also consists of a large land area of 2,225 ha for continued exploration. Assay results of eight holes drilled during the 2007 drilling program are set out under "Mineral Project — Drilling".

- **Attractive Economics:** As a result of strong zinc prices and a robust commodities market, the Company is determined to pursue an aggressive exploration program with the objective of maximizing the mineral resource at the LIK property and bringing it into production. The LIK property was not previously put into production for two main reasons: (i) historically low zinc prices provided unfavourable market conditions; and (ii) the previous owners of the LIK property were two large U.S. public companies with strategic priorities other than mineral production on the LIK property.
- **Established Mining District:** The LIK property is located in the highly prospective Red Dog mine district of Alaska, located approximately 22 km from the Red Dog mine, and abutting Teck Cominco Limited's Su property. This district contains the world's largest known zinc deposits.
- **Management Experience:** The Company's directors and senior management team have significant mining industry experience, including having held positions with mining companies such as Glamis Gold Inc., Homestake Mining Company, Ivanhoe Mines Ltd. and Teck Cominco Limited, among others. Gil Atzmon, the Company's founder and Chief Executive Officer, has over 20 years' experience in the mineral resource sector. His career has included positions as a mining executive, investment banker, mining fund manager and geologist. Mr. Atzmon has participated in many global exploration and mining projects and has successfully arranged financing for the exploration and development of several mineral properties. In addition, Joe M. Britton, Vice-President Exploration, has extensive knowledge of the LIK deposit, having been involved with the LIK property and its historical exploration since 1978. See "Directors and Executive Officers".
- **Existing Infrastructure:** The LIK property is proximate to well-developed infrastructure and is based in an area where there has been a long-standing history of, and support for, mining activities.
- **Low Political Risk:** The LIK property is located in the State of Alaska which has a history of supporting and fostering mining activities.

LIK Block Agreement with Teck American

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck American. The terms of the joint venture are governed by the LIK Block Agreement, made as of January 27, 1983, between Houston Oil & Minerals Exploration Company ("HOMEX") and GCO, a wholly owned subsidiary of the International Paper Company, a U.S. publicly listed corporation based in Memphis, Tennessee. HOMEX assigned its interest in the LIK Block Agreement to Echo Bay Mines Ltd., which, in turn, assigned such interest to Teck American.

The Company obtained its current 50% interest in the LIK property and rights under the LIK Block Agreement pursuant to the GCO Assignment Agreement through an assignment on June 28, 2007, by which GCO assigned to the Company GCO's entire ownership interest in the LIK property and LIK Block Agreement in consideration for a cash payment by the Company of US$20,000,000 and the grant of a 2% net proceeds interest payable by the Company only. GCO also retained a 1% net profits interest in the LIK property, as originally conveyed to it by WGM on April 7, 1997.

The Company (as assignee of GCO's interest) holds the further right to earn up to 60% of the 50% interest held by Teck American, provided that the Company spends the required expenditure amount, currently estimated to be approximately US$40,000,000 (after adjustment for inflation indexing and escalations) (the "Required Expenditure Amount"), by January 27, 2018.

Upon receiving a final accounting of costs and expenses from the Company stating that it has spent or caused to be spent the full Required Expenditure Amount by January 27, 2018, the Company will have earned 60% of Teck American's 50% interest, or an additional 30% interest in the LIK property, and Teck American will have a one-time election either to retain an undivided 20% participating interest in the LIK property or to convey to the Company all of Teck American's interest in the mining claims and other mineral rights included in the LIK property by reserving to Teck American a 2% net smelter return royalty interest in any minerals produced and sold from the LIK property.

If the Company fails to spend or cause to be spent the full Required Expenditure Amount by January 27, 2018, the LIK Block Agreement will terminate, Teck American will retain its 50% participating interest in the LIK property, and Teck American and the Company will execute a joint operating agreement governing all further operations relating to the LIK property. Under such joint operating agreement, the Company, as successor to GCO, would be the operator and would have full and exclusive control of the LIK property, its facilities and production as well as of the exploration, development and mining undertaken pursuant to the LIK Block Agreement.

At any time prior to January 27, 2018, the Company may give notice to Teck American of its intention to commence construction of a mine on the LIK property within one year (a "Mine Construction Notice"). In that instance, Teck American will also have the one-time election described above. If, at the time of such Mine Construction Notice, the Company has not spent the full Required Expenditure Amount, Teck American's election will be contingent upon (i) the Company having entered into a mining agreement with a third party and/or having executed contracts for mining equipment and other major capital expenditures to construct the mine within one year of the Mine Construction Notice and (ii) the Company having spent or causing to be spent the remainder of the Required Expenditure Amount within two years of the Mine Construction Notice.

If, in response to such a Mine Construction Notice, Teck American elects to retain its undivided 20% participating interest, a joint operating agreement, as described above, will be executed by the Company and Teck American, and the Company will be responsible for 100% of all costs and expenses to be incurred under such joint operating agreement until the remainder of the Required Expenditure Amount is incurred. Failure by the Company to satisfy either of its obligations described in the preceding paragraph will nullify Teck American's original election and will permit Teck American to make a new one-time election.

Prior to the voluntary abandonment, surrender or release of any mining claim included in the LIK property, the Company is obligated to advise Teck American and to convey to Teck American all of its right, title and interest in such mining claim or claims. The LIK property thereafter will be redefined to exclude such mining claim.

Drilling Agreement between the Company and Frontier Exploration, LLC

On August 2, 2007, the Company entered into a drilling agreement with Frontier Exploration, LLC ("Frontier"), pursuant to which Frontier agreed to (i) complete a minimum of 30,000 feet of drilling on certain claims located on the LIK property, and (ii) drill and maintain holes, move equipment, build pads and conduct related activities as directed by the Company and in accordance with agreed-upon rates.

Under the terms of the drilling agreement, the Company is responsible for the purchase of a diamond drill rig and the ancillary equipment to be used by Frontier to complete the anticipated diamond drill work program, and is also responsible for various payments (including, among other things, payments relating to equipment rentals, mobilization costs, hole stabilization, fuel, the remuneration of the drilling crew, traveling time and board and lodging). The Company further agreed to pay operating field costs and non-operating field costs, in the respective amounts of US$185 and US$175 per hour, in addition to non-operating standby payments for drill idle months and to pay drilling costs per foot in the amount of US$34.50 to US$40.50.

The drilling agreement also provides that the work program was to commence on or about August 1, 2007 and that Frontier was to receive a contract bonus in the amount of US$100,000, plus an additional award bonus amount equal to US$5,000 per week, to a maximum of US$25,000, for every week prior to September 5, 2007 that Frontier began the work program on site. Frontier commenced work on August 1, 2007 and, as a result, was paid a total bonus of US$125,000.

MINERAL PROJECT

Overview

For an explanation of certain of the technical terms used in this prospectus, please see "Technical Glossary".

Unless otherwise stated, the information in this section in respect of the LIK property is based upon the "Amended Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007 as amended October 29, 2007 (the "Technical Report") prepared by Scott Wilson RPA. The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report.

The Technical Report has been filed with the Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the System for Electronic Document Analysis and Retrieval database on the Internet at www.sedar.com.

Property Description and Location

The LIK property comprises a contiguous group of 296 unpatented federal mining claims located in the sections listed in the table below.

LOCATIONS OF THE LIK CLAIMS

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

The geographical coordinates of the LIK deposit are about 163° 12' W and 68° 10' N. The following figure illustrates the location of the LIK property:



LIK PROJECT
N
Map Area
Kotzebue
Fairbanks
Nome
Alaska
Anchorage
Red Dog Mine
Kivalina
Portsite
Delong Mountains Transportation System
Noatak
Chukchi Sea
Kobuk River
Ambler
Kiana
Kobuk
Kotzebue
Shungnak
Noorvik
Selawik
Selawik River
0 20 40 60 80 100
Kilometres
Kotzebue Sound
Deering
Buckland
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Location Map
August 2007

Figure 2-1

The LIK property federal claims cover an area of 2,225 ha, and have historically been divided into four groups: the LIK, Silk, Y and Z claim groups. Because the LIK property was selected by the State of Alaska subsequent to the staking of the federal claims, GCO (the entity from which the Company acquired its interest in the LIK property) also staked state claims over the entire federal package. The Company and its joint venture partner have the option of relinquishing the federal claims and holding mineral rights under the state claims at some future date, if they so choose. Most of the property boundaries have been surveyed to avoid potential property conflicts with adjacent properties. The federal claims do not expire unless the Company fails to make certain rental payments discussed below.

The LIK property claims lie within an area of Alaska State selected land. While the Company retains federal title to the claims, the surface rights owner to the LIK property is the United States government. Should the Company convert its ownership from federal claims to state claims, surface ownership would pass to the Alaska State government.

To retain the federal claims, the Company is required to make annual payments of US$125/federal claim. Thus the annual payment to cover the federal claims is US$37,000/year. State claims also require the payment of an annual rental. For state claims, the rental is US$25 for the first five years, US$55 for the second five years and US$130 for all subsequent years for each 40 acre claim and four times those amounts for each 160 acre claim. Property holders are also required to perform assessment work with the amount dependent on the area of the State claims. Assessment credits may be carried forward for a maximum of four years. If required, payments may be made in lieu of work to allow retention of the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the LIK property is by air to an airstrip located on the property. The airstrip is capable of handling large, multi-engine planes. Charter flights may be arranged from a number of sites in northwestern Alaska. The town of Kotzebue, which is located about 145 km from the deposit, is a seaport and is serviced by a regular air service from Anchorage. Kotzebue is the centre for access to the nearby Red Dog mine operated by a subsidiary of Teck Cominco Limited.

The nearest location for which climatic data is available is the town of Kotzebue. The average annual temperature at Kotzebue is -5.8°C, although this may not be entirely reliable as an indicator for conditions near the LIK property. Seasonal extremes probably range between 25°C in summer to -50°C in winter. There is an average of 22.8 cm of rain per year and a snowfall of 1.2 m per year. Snow falls are not extreme, but blowing snow may form significant drifts. Strong winds are common in most parts of Alaska. Currently, diamond drilling is possible at the LIK property between June 1 and October 1. The existing constraint is water, since the drills and the camp currently utilize surface water.

There are no local resources adjacent to the LIK property. The Red Dog mine, operated by a subsidiary of Teck Cominco Limited, is located about 22 km southeast of the deposit. Potentially, concentrates might be moved along the access road from the Red Dog mine to the port on the Chukchi Sea. This road is owned by the State of Alaska and is available for use by industrial users. The port has a shipping season of about 100 days. The current concentrate storage at the port site is at capacity and further storage facilities would have to be constructed if the LIK property comes into production.

There is a camp located on the LIK property. The camp has been used periodically over the last ten years and requires refurbishment when exploration recommences on the LIK property. The supply of electric power and workforce accommodation will have to be developed.

The exposures of the LIK property are located at about 245 m above sea level. West of the deposit, the land rises steeply to peaks about 700 m above sea level. To the southeast, the land slopes down to the Wulik River where the bottom of the valley is about 215 m above sea level. There is sufficient space for tailings and waste rock disposal, and sufficient water is expected to be available for any proposed processing. Locally, there is vegetation on the property consisting of tundra, grasses and low brush made up of willow, dwarf birch, and alder.

The Company intends to petition the State of Alaska to construct a 13 mile road from the Red Dog road to the LIK property. The Company also plans to commence negotiations with NANA Regional Corporation, Inc. ("NANA"), an Alaskan native corporation, to secure land near the port facilities for concentrate storage.

History

The Red Dog ore deposit was originally discovered in 1970 by a geologist undertaking mapping in the De Long Mountains area on behalf of the United States Geological Survey.

GCO, in joint venture with New Jersey Zinc Company and WGM, carried out stream geochemical sampling and reconnaissance for colour anomalies. Claims were staked in July 1976 to protect a stream geochemical anomaly on LIK Creek. HOMEX replaced New Jersey Zinc Company in the joint venture in 1976/1977.

Diamond drilling on the LIK property commenced in 1977 and targeted a gossan with a coincident soil and electromagnetic anomaly. The first hole encountered massive lead-zinc-silver-bearing sulphides. By the end of 1977, the joint venture had completed 40 line-kilometres of ground geophysics, a soil sampling program, and ten diamond drill holes with an aggregate depth of 1,603 m. In 1978, further geological, geochemical and geophysical surveys were carried out, together with the drilling of another 79 diamond drill holes aggregating 10,680 m. A further 14 diamond drill holes with a total depth of 4,931 m were completed in 1979 and a mineral resource was estimated.

The joint venture continued to work in the district in the period 1980 to 1983. As the joint venture held a large number of claims outside the existing LIK property, work was concentrated on other targets in some of those years. However, limited diamond drilling activity continued on the LIK property. The LIK Block Agreement was signed in 1984.

In 1984, Noranda optioned the LIK property. Much of Noranda's activity was concentrated in the LIK North Area where ten diamond drill holes with an aggregate depth of 4,180 m were completed on four sections. Noranda also drilled holes in the LIK South deposit to better define "mineable high grade reserves". Noranda released its interest in the LIK property after a re-organization of its holdings in the United States.

Moneta Porcupine Mines Inc. ("Moneta") optioned the property in 1990 and together with GCO completed three diamond drill holes aggregating 263 m. The purpose of the Moneta drilling was to obtain metallurgical samples, but there are no records of any significant metallurgical work having been completed by Moneta. GCO drilled two additional diamond drill holes in 1992, but until the Company commenced its recent work program, there had been no additional drilling since.

All of the diamond drill campaigns prior to the 2007 drilling campaign are summarized in the table below.

HISTORICAL DIAMOND DRILLING CAMPAIGNS

Year	Number of Holes	Aggregate Depth (m)	Company
1977	10	1,603.3	Managed by WGM
1978	79	10,680.2	Managed by WGM
1979	14	4,931.1	Managed by GCO
1980	3	202.1	Managed by GCO
1983	1	835.2	Managed by GCO
1984	6	1,643.5	Managed by GCO
1985	16	4,883.1	Managed by Noranda
1987	1	696.5	Managed by GCO
1990	3	263.4	Managed by Moneta
1992	2	283.5	Managed by GCO
Totals	135	26,236.6	

The initial ten diamond drill holes of the pre-2007 drilling were B-wireline and essentially all subsequent drill holes were N-wireline. Core recoveries were typically high within the massive sulphides, but lower, more variable recoveries were obtained in the unmineralized and weakly mineralized sections.

The entire core obtained from the LIK deposit was logged on site at the LIK camp. All of the core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay. Reference samples were not included in the sample stream. The unused core for all but the first ten holes is stored on site. The core for the initial ten holes is stored in a warehouse in Anchorage.

An examination of diamond drill logs indicates that sample lengths in massive sulphides were typically from 0.6m to 0.9 m. Occasionally, sample lengths in massive sulphides were up to 1.83 m. Sample lengths up to 2.44m and 2.74m were present. Sample lengths were probably controlled by geology and the location of depth markers in the core boxes. According to Scott Wilson RPA, sampling appears to have been completed diligently.

Most of the samples were assayed by Bondar Clegg Laboratory Group ("Bondar Clegg") of Vancouver. At various times, the laboratory maintained preparation facilities in Alaska, Anchorage and Fairbanks. In the initial years, when the bulk of the drilling was completed, it is believed that sample preparation and analysis were carried out in Vancouver. Bondar Clegg was not a registered laboratory at that time. However, Bondar Clegg was a recognized, reputable laboratory and was experienced in the use of atomic absorption spectrometry.

As the entire core was logged and sampled in an isolated field camp, security was not a major concern because access to the camp was closely controlled. It is noted that four different companies (WGM, GCO, Noranda and Moneta) have completed drilling programs at the LIK property and all of them have obtained consistent results. Scott Wilson RPA considers that the work to date was completed to industry standards in use at the time of the work. Sample preparation was completed in the assay laboratory. No sample preparation was completed onsite.

Several estimates of mineral resources have been completed on the LIK property for two different zones of mineralization known as the LIK South deposit and the LIK North deposit. The historical estimates determined by Scott Wilson RPA to be most reliable for the LIK South deposit were those mineral resources prepared by GCO in 1984 and by

Noranda in 1985, which are presented in the table below. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density T/m³
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimates of mineral resources for the LIK North deposit were prepared by Noranda following the completion of the 1985 diamond drilling campaign and are presented in the table below. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density T/m³
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for either of the GCO or Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered to be historical estimates and are thought to be reliable at the current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the two parts of the LIK deposit. However, both the GCO and Noranda mineral resource estimates pre-date NI 43-101 requirements and were not carried out or certified by a "qualified person" for purposes of NI 43-101. As a result, these estimates remain unclassified pending further work.

In 1983, Pincock, Allen & Holt, Inc. ("PAH") completed a feasibility study. The 1983 mineral resource estimate by PAH is not considered relevant by Scott Wilson RPA. The feasibility study was updated in 1989, but the resource statement was not revised at that time.

Geological Setting

Regional Setting. The regional geology of the Western Brooks Range area is structurally complex. The sedimentary rocks of the area have been disrupted by thrust sheets or allochthons. The term "allochthon" describes an assemblage of stratigraphically related rocks that overlies a large displacement thrust fault. The LIK property and the other zinc-lead deposits of the Brooks Range, including Red Dog, are hosted in the Kuna Formation of the Lisburne Group. In the Western Brooks Range, the Lisburne Group includes both deep and shallow water sedimentary facies and local volcanic rocks. The rocks have been extensively disrupted by thrusting. The deep water facies of the Lisburne Group, the Kuna Formation, are exposed chiefly in the Endicott Mountains and the structurally higher Picnic Creek allochthons.

In the Red Dog plate of the Endicott Mountains allochthon, the Kuna Formation is divided into two units, the Kivilina Unit and the Ikalukrok Unit, and consists of at least 122 m of thinly interbedded calcareous shale, calcareous spiculite and bioclastic supportstone overlain by 30 m to 240 m of siliceous shale, mudstone, calcareous radiolarite and calcareous lithic turbidite. The Ikalukrok Unit in the Red Dog plate hosts all of the massive sulphide deposits in the area.

Local Geology. The LIK property is hosted in the Red Dog plate of the Endicott Mountains allochthon. The stratigraphically lowest rocks within the Red Dog plate belong to the Kayak Shale. The top of the Kayak Shale is interbedded with rocks of the Kuna Formation.

In a district sense, the Kivalina Unit is up to 122 m thick and may have been deposited in a local fault-bounded depression. It includes laminated, black calcareous shale and thick-bedded, grey micritic limestone, grainstone and packstone. The Ikalukrok Unit varies in thickness across the district from 29 m to greater than 240 m. The unit has been divided into a lower laminated black shale sub-unit and an upper medium- to thick-bedded black chert sub-unit.

Property Geology. The LIK property is hosted in the upper part of the Ikalukrok Unit of the Kuna Formation. At the LIK property, the immediate host rocks are carbonaceous and siliceous black shale, with subordinate black chert and fine-grained limestone. These rocks strike broadly north-south and dip at about 25° to 40° to the west. The massive sulphides are overlain conformably by rocks of the Siksikpuk Formation. The sequence is overridden by allochthonous rocks that form high hills north and west of the deposits.

The mineralized sequence is cut by a number of faults. The most significant disruption is the Main Break Fault, which drops the northern end of the LIK deposit down about 150 m. It is unclear whether there is a change in strike north of the fault, or whether the change is more apparent due to topography. The Main Break Fault strikes east-west and dips north at about 60°. There is another group of steeper faults that tend to strike northerly or northwesterly and which are interpreted as being both normal and reverse with throws of up to 100 m.

Exploration

The LIK property was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. Details of these historical drilling campaigns are discussed above under the heading "Mineral Project — History".

The Company completed a program of eleven diamond drill holes during 2007 field season. The purpose of this work by the Company was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with NI 43-101, (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine. The details of this program, and the results of the work, are discussed below under "Mineral Project — Drilling".

Mineralization

The LIK deposit is a stratiform zinc-lead-silver deposit. The deposit is continuous outside the LIK property onto the adjacent Teck Cominco Limited property to the south. The southern continuation of the LIK deposit is referred to as the Su deposit, lying on the Su property.

Within the LIK property, the deposit is divided into two parts by the Main Break Fault. The main part of the deposit within the existing claims is referred to as the LIK South deposit. As presently tested, the LIK South deposit is about 1,100 m long and about 600 m wide. It has been tested down dip to a depth of about 150 m to 200 m. North of the Main Break Fault, the LIK North deposit is about 700 m long and about 350 m wide. It has been tested down dip to a depth of about 300 m.

The deposits strike broadly northerly and dip westerly at about 25° to 40°. The mineralization comprises irregular, stratiform lenses. The mineralogy of the sulphides is simple and comprises pyrite, marcasite, sphalerite, and galena, with rare tetrahedrite, bournonite and boulangerite. Gangue minerals include quartz (as chert), clay minerals, carbonate and barite. Noranda recognized six different ore types in its logging of drill core. Typical grades of mineralized intersections within the LIK deposit are listed in the table below:

TYPICAL MINERALIZED INTERSECTIONS

Hole No.	From (m)	To (m)	Length (m)	Zn%	Pb%	Ag g/t
5	54.56	78.79	24.23	19.72	6.27	126.5
16	80.16	94.49	14.33	21.67	7.01	230.4
21	129.54	135.33	5.79	7.07	1.88	8.6
24	40.87	50.14	9.27	11.09	1.44	51.1
31	21.49	34.75	13.26	9.07	2.69	6.9
38	45.90	63.76	17.86	8.13	1.80	48.0
38	70.53	87.75	17.22	8.92	2.08	28.8
43	35.66	40.69	5.03	17.66	3.62	8.6
43	60.96	80.28	19.32	9.07	2.49	47.7
43	84.73	91.04	6.31	21.07	5.95	111.4
55	114.0	125.88	11.89	8.15	2.42	205.7
68	32.31	53.43	21.12	13.34	2.85	56.9
79	15.85	31.33	15.48	9.14	2.66	37.0

Previous work by GCO determined that sulphides were deposited in four distinct cycles. The cycles are better developed close to the likely hydrothermal source of the mineralizing fluids. Individual cycles may be quite thin near the margins of the deposit and the thickest accumulation in a single cycle noted to date is about 13.7 m. The base of a sulphide cycle begins abruptly with the deposition of sphalerite, galena and pyrite. Typically, the highest grades are found at or within a few metres of the base of a sulphide cycle. Massive or finely bedded zinc- and galena-rich sulphides decrease in grade upward within a cycle. Pyrite increases relative to sphalerite and galena, forming bands of massive or colloform pyritic sulphides. Higher in the cycle, pyrite decreases and forms nodular or colloform semi-massive pyrite layers interbedded with black chert or strongly silicified black claystone. The tops of the cycles generally contain the highest marcasite concentrations. Locally, another cycle begins before the earlier cycle is finished. Lateral variations appear to mimic the vertical variations. While brecciated sulphides are common in high-grade areas, they do not form a large percentage of the overall sulphide mass. Individual breccia zones vary in thickness from a few centimetres to a few metres.

Drilling

The LIK property was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. Details of these historical drilling campaigns are discussed above under the heading "Mineral Project — History".

The Company completed a program of diamond drilling during the 2007 summer field season comprising eleven drill holes with an aggregate depth of approximately 1,394m. In order to facilitate this work, the Company purchased a diamond drill rig and contracted with its independent diamond driller, Frontier, to man and maintain the drill rig.

The purpose of this work by the Company was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with NI 43-101, (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine.

Of the eleven holes drilled by the Company, assay results of eight holes currently are available. No samples were collected in one of the three remaining holes because no sulphides or black shale were recognized in the hole. The currently available results of the 2007 drilling program are set out in the table below:

AVAILABLE 2007 DIAMOND DRILLING RESULTS

Hole ID	From (m)	To (m)	Length: Down Hole (m)	Length: True Thickness (m)	Zn (%)	Pb (%)
DDH-136	64.62	69.19	4.57	3.96	4.35	6.04
	82.30	95.10	12.80	11.09	9.78	1.61
including	84.43	90.53	6.10	5.28	13.20	1.90
including	84.43	85.95	1.52	1.32	18.70	1.15
DDH-137	4.88	16.92	12.04	11.12	3.38	7.72
	34.14	76.50	42.36	39.14	6.49	1.67
including	46.02	68.58	22.56	20.84	8.59	2.35
including	64.92	68.58	3.66	3.38	15.49	1.63
including	71.63	76.50	4.87	4.50	7.52	1.36
DDH-138	7.01	32.61	25.60	23.20	8.20	2.44
including	28.50	32.61	4.11	3.72	17.57	5.28
DDH-139	29.57	46.02	16.45	14.25	8.95	2.13
including	31.09	35.36	4.27	3.70	11.90	5.28
DDH-140	55.47	58.22	2.75	2.38	4.65	1.55
DDH-141	79.25	86.72	7.47	6.47	5.69	1.23
DDH-142	117.96	131.98	14.02	12.14	8.46	3.84
including	125.88	128.93	3.05	2.64	15.59	3.82
DDH-143	77.72	93.57	15.85	14.36	14.05	9.41
including	77.72	82.91	5.19	4.70	19.10	14.90

Note:

(1) A natural cut-off was applied. It essentially corresponds to about 5% Pb+Zn.

Sampling, Analysis and Security of Samples

The core obtained from the LIK property during the 2007 drilling campaign was logged on site at the LIK camp. The entire core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay. Sulphide mineralization oxidizes rapidly breaking up the core and rendering samples inappropriate for metallurgical testing. Accordingly, once core was placed in the sample bags, the air was evacuated and replaced with nitrogen. The samples were sent to Kotzebue by charter and then by licensed carrier to Anchorage. The samples were stored in Anchorage until the end of the drilling campaign. Finally, the samples were dispatched to G & T Metallurgical Services Ltd. ("G & T") of Kamloops, British Columbia. G & T is an ISO 9001: 2000 certified laboratory for precious metals and base metals. G & T has completed analyses for lead and zinc. Analyses for silver are not yet completed. As well as completing metallurgical testing, G & T crushed and analyzed the samples.

Core was marked for sampling depending on visual grade estimates. Mineralization is coarse enough and of high enough grade that mineralization can be recognized visually. Thus visual methods were used to select sample boundaries and lengths. Short samples were noted adjacent to areas where grade changed sharply. The shortest sample was a one-foot sample. In areas where the grade appeared to be uniform, core was typically divided into five-foot (1.52 m) lengths. In final logs a few samples were longer than five feet, including one seven-foot (2.13 m) sample and two six-foot (1.83 m) samples. These samples fell with longer areas of higher grade mineralization. Scott Wilson RPA considered that the mineralization at LIK is appropriately logged and sampled and that that there was no evidence that logging or sampling led to any bias in the sample results. Recovery was typically excellent in core seen on site by Scott Wilson RPA. An examination of logging showed that core recovery in sulphide areas was generally very high.

The Company will transfer pulps from G & T to ALS Chemex in Vancouver for check analysis as part of the quality control/quality assurance ("QA/QC"). This work is in progress. The Company is not responsible for any part of the sample preparation or analysis.

G & T prepared the Company samples using a preparation method that involved the following major steps: samples were received, identified and labeled; samples were passed through a jaw crusher; samples were passed through a cone crusher; samples were riffled to cut a sample of about 500g; this material was treated in a ring pulverizer; and a pulp of 250g was sent for analysis. The material was then analyzed using induced coupled plasma (ICP) analysis.

Other QA/QC procedures employed by the Company included the use of blanks (unmineralized core from outside of the mineralized zone) and quartered duplicates. The Company was unable to obtain acceptable reference samples for the 2007 field season. Scott Wilson RPA recommends in the Technical Report that further attempts be made to find acceptable reference material for the planned 2008 field season. As the analytical work is incomplete, a full assessment of the results of the QA/QC work is not possible. However, a preliminary assessment of the QA/QC results indicates that:

- blank values are typically low indicating the intersample contamination was not a problem in the G & T laboratory; and
- quartered duplicates appear to be giving acceptable reproducibility.

Scott Wilson RPA is of the opinion that the analytical work completed and planned will give a reliable indication of the grades of mineralization tested in the 2007 drilling.

Proposed Work Program

In order to seek to achieve the Company's objectives, the proposed work program for the LIK property to the end of 2008 is as follows:

- **Metallurgical Drilling:** complete up to 5,000 feet of diamond drilling in addition to the metallurgical holes, including twinning of previous holes and in-fill drilling.
- **In-Fill Drilling:** drill 20,000 to 25,000 feet with the goal of increasing the resource base and defining proven and probable reserves.
- **Environmental Work:** carry out environmental work, including the commencement of an environmental impact study, to obtain all necessary land use and operating permits for the LIK property.
- **Review Geophysical Work:** review previous geophysical data to formulate a localized program to extend current mineralization laterally and at depth and to establish the initial stages of a regional program.
- **Additional Surveys:** commence regional induced polarization and gravity geophysical surveys to extend known mineralization and search for additional mineralization at depth and to the north of the LIK deposit.

Exploration and Development

Company personnel have prepared a proposed program of exploration based on two summer field seasons. The program includes a significant amount of diamond drilling, as well as metallurgical studies, geophysics and database development. This project requires the development of a geographical information system database and digitization of earlier data. Of the approximately Cdn.$ ● million of the net proceeds of the Offering which are to be put towards the costs of the Company's work program described above, the estimated cost of Stages 1 and 2 of the proposed program is approximately US$8.1 million, as set out in the following table.

RECOMMENDED EXPLORATION PROGRAM AND COSTS

Item	US$
Stage 1	
1. Personnel (total includes Project Manager, Camp Manager, two labourers, cook, and four diamond drillers)	220,000
2. Camp construction	160,000
3. Diamond drill purchase	280,000
4. Travel costs	20,000
5. Tools and supplies	90,000
6. Fuel	107,000
7. Freight and haulage	90,000
8. Metallurgical studies	300,000
9. Database development	100,000
10. Diamond drilling (3,500 m at $165/m)	578,000
11. Assays	15,000
12. Environmental studies	50,000
Subtotal	2,010,000
Contingency (10%)	201,000
Stage 1 Total	**2,211,000**
Stage 2	
1. Diamond drilling (20,000 m @ $190/m)	3,800,000
2. Helicopter support	750,000
3. Assays	90,000
4. Geophysical surveys	60,000
5. Environmental studies	65,000
6. Feasibility study	600,000
Subtotal	5,365,000
Contingency (10%)	537,000
Stage 2 Total	**5,892,000**
Total Stages 1 and 2	**8,103,000**

The Stage 1 work involves the collection and testing of metallurgical samples. The Stage 1 work is currently under way. The diamond drill program included in the Stage 1 work is now completed and the metallurgical studies have commenced. Stage 2 work consists of follow-up drilling of the deposit and is intended to be complementary to the results of the Stage 1 work. Scott Wilson RPA reviewed the proposed program and budget and believes them to be reasonable. See "Use of Proceeds" for additional detail regarding the manner in which the Company intends to use the net proceeds of the Offering.

MINING IN ALASKA

Overview

Mining is reemerging as a significant contributor to the Alaskan economy. Newly developed Alaskan metal and coal deposits are making positive contributions to the United States' balance of trade. Locally, mines are providing a significant economic base for Alaskan communities and sources of jobs for Alaskans. Additionally, new mining projects are providing the catalyst to improve and expand infrastructure.

The LIK property abuts Teck Cominco Limited's Su deposit, which is approximately 22 km north of the Red Dog mine, the world's largest zinc producing mine. The Red Dog mine is owned by NANA, an Alaskan native corporation, and operated by a subsidiary of Teck Cominco Limited. Full production at the Red Dog mine commenced in 1990. Based on publicly available information, in 2006 Teck Cominco Limited's subsidiary produced approximately 557,500 tonnes of zinc and 123,500 tonnes of lead from the Red Dog mine.

Regulation of Mining

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing, among other things, prospecting, exploration, labour standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically re-evaluated at that time.

The majority of the Company's interests in properties located in the United States are unpatented mining lode claims. Unpatented mining claims are located on public lands owned by the United States government and administrated through the Bureau of Land Management (the "BLM"). Lode claims cover classic veins or lodes having well defined boundaries and include other rock in-place bearing valuable mineral deposits and are limited by federal law to a maximum of 1,500 feet in length along the vein and a maximum of 600 feet in width, 300 feet on either side of the centreline of the vein. Any United States citizen (including a corporation organized under a State law) may locate and hold a mining claim. A valid unpatented mining claim is an interest in real property that can be bought, sold, mortgaged, devised, leased and taxed, but it is always subject to the paramount title of the government and the rights of third parties to use the surface of the claim in a manner that does not unreasonably interfere with the claimant's activities. Unpatented mining claims are mining claims located and staked on available federal public domain land in accordance with the United States *General Mining Law of 1872*. The process for locating an unpatented mining claim is initiated by the locator and can be staked without any invitation from or grant by the federal government or any state government. A valid unpatented mining claim must include a discovery of valuable minerals. Prior to such a discovery, however, a mining claimant has a possessory right to conduct mineral exploration and development activities on the claim. The locator of a valid unpatented mining claim has the right to explore for, develop and mine minerals discovered on the claim, subject to compliance with the annual maintenance requirements of the United States *Federal Land Policy and Management Act of 1976*, which currently requires timely payment of an annual maintenance fee of US$125 per claim in order to maintain an unpatented mining claim.

Some of the Company's unpatented mining claims in the United States have been located on "Stock Raising Homestead Lands". This refers to split estate lands where the surface was patented under the *Homestead Act* and the mineral estate remains reserved to the United States federal government. There are specific procedures for locating mineral claims on these lands. Anyone wishing to explore these lands for the purpose of staking a mining claim is required to first file a Notice of Intent to Locate a Mining Claim with the appropriate BLM state office and with the surface owner. The location, recording and maintenance of mining claims on Stock Raising Homestead Lands are the same as for other open public domain lands.

Unpatented mining claims are generally considered to be subject to greater title risk than private real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the *General Mining Law of 1872*. Unpatented mining claims are also subject to possible challenges by third parties or contests by the United States government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with this complex body of federal and state law.

In past years, the United States Congress has considered a number of proposed amendments to the *General Mining Law of 1872*. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. Pending such possible reform of the *General Mining Law of 1872*, the United States Congress has put in place a moratorium which prohibits acceptance or processing of most mineral patent applications.

The State of Alaska maintains a "single window" system to permit exploration that covers all of the permits required for exploration. The Company has all of the necessary permits to carry out the proposed exploration programs.

ZINC INDUSTRY

The Zinc Market

The Company is focused on the development of the zinc, lead and silver LIK property in the State of Alaska. Zinc provides the most cost effective and environmentally efficient method of protecting steel against corrosion through the galvanization process. Zinc plays an invaluable role by prolonging the life of steel and thereby extending the life of steel goods and capital investments in steel structures such as homes, bridges, port facilities, power lines, water distribution, telecommunications and transportation infrastructure. Zinc also aids in the conservation of natural resources such as iron ore due to its ability to prolong the life of steel goods.

Supply and demand are the key determinants for the price of zinc. Demand is generally correlated to the cycle of global industrial production while metal supply follows investment trends in the base metal industry and can be subject to phases of very rapid expansion or contraction. The metal-demand cycle is usually the initiator of the metal-price cycle, whereas supply responses to price changes come after time lags. For example, the price of zinc increased 55% in 2005 and increased a further 120% in 2006. These prices have been driven by several factors, including positive supply/demand fundamentals, a shortage of zinc concentrates, a decrease in available stockpiles and investment flows into base metals. The demand for zinc from Asia, including China, India and other developing countries has grown dramatically. Whereas in 1990, China accounted for only 8% of the global zinc demand, in 2007 it accounted for 27%. Industry experts expect that the strong demand for zinc will continue for at least the next eight years. Higher zinc prices are encouraging the development of new mines to create new sources of zinc supply in order to meet growing demand. The LIK property is ideally situated to provide zinc concentrate to the Pacific Rim region.

USE OF PROCEEDS

The net proceeds of the Offering are expected to be Cdn.$ ● , after payment of the Agents' fee and deducting expenses of the Offering estimated to be Cdn.$ ● , but before giving effect to the exercise of the Over-Allotment Option. The following table provides an estimated breakdown of the proposed application of the net proceeds of the Offering (all figures are approximate):

Use	Amount (Cdn.$million)
Exploration program for the LIK property including metallurgy, drilling and tunneling	●
General corporate and working capital purposes	●

While the Company intends to use the funds available to it as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

SELECTED FINANCIAL INFORMATION

The summary presented below sets out selected financial information of the Company for the periods, and as at the dates, indicated and is derived from, and should be read in conjunction with, the Company's annual audited consolidated financial statements as at December 31, 2006 and the period then ended as well as the interim unaudited consolidated financial statements as at June 30, 2007 and the period then ended and the respective notes thereto, "Consolidated Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. All of the financial information presented below is prepared in accordance with Canadian GAAP.

	Six Months Ended June 30, 2007	Period Ended December 31, 2006
	(US dollars)	
Statement of Loss		
Net loss	(17,995)	(157,446)
Balance Sheet		
Cash and cash equivalents	7,244,520	10,511,517
Total assets	27,754,913	10,571,579
Working capital	7,160,222	10,156,012
Long term debt	nil	nil
Shareholder's equity	27,495,133	10,216,012

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is as of October 17, 2007 and should be read in conjunction with the Company's consolidated financial statements and the corresponding notes included elsewhere in this prospectus. Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on the current plans, objectives, goals, strategies, estimates, assumptions and projections about the Company's industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed elsewhere in this prospectus. See "Cautionary Statements Regarding Forward-looking Information" and "Risk Factors".

Basis of Presentation

The Company's financial statements are prepared in accordance with Canadian GAAP. All amounts are expressed in U.S. dollars unless otherwise indicated.

The Company's financial statements have been prepared on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company is currently an exploration company and does not have any operations which generate revenues or profits. Further, there can be no assurance that the Company will either achieve or maintain profitability in the future. The Company requires additional financing to fund its continuing exploration and development efforts. In this regard, the Company is seeking funds through the Offering. Additional financing by way of private placement or through other offerings may also be required in the future.

The Company's ability to continue as a going concern is dependent on raising additional financing, the outcome of which cannot be predicted at this time. The financial statements do not include any adjustments or reclassifications of assets and liabilities which might be necessary if the Company is unable to continue its planned exploration activities.

Incorporation

The Company was incorporated by Articles of Incorporation on November 29, 2006 under the CBCA for the purpose of acquiring an interest in the LIK property. As at December 31, 2006, the Company had no significant assets other than cash generated by its initial private placement, but had settled terms with GCO to acquire an interest in the LIK property. On June 28, 2007, the Company acquired its interest in the LIK Property. See "Business of the Company — LIK Block Agreement with Teck American".

Review of Overall Performance

The Company is in the development stage and has no revenue. The Company has reported losses since its inception resulting from costs related to evaluating the LIK property and administrative overheads.

Results of Operations

Six months ended June 30, 2007

During the six months ended June 30, 2007, the Company reported a net loss of $17,995 (nil per Common Share).

Expenses incurred during the six months ended June 30, 2007 were US$263,107 and include salaries of US$67,073, consulting fees of US$60,000, professional fees of US$63,886, travel expenses of US$21,979, investor and shareholder relations fees in the amount of US$28,321, and an office administration expense of US$10,644. The Company also incurred regulatory fees of US$3,662, US$5,875 in insurance costs and US$3,103 in rent during the six months ended June 30, 2007.

From incorporation date of November 29, 2006 to December 31, 2006

During the fiscal period from incorporation to December 31, 2006, the Company reported a net loss of $157,446 (US$0.03 per Common Share).

Expenses during the fiscal period were US$170,383 and include salaries of US$50,000, consulting fees of US$100,000, professional fees of US$10,000, travel expenses of US$8,608, investor and shareholder relations fees in the amount of US$722 and incorporation costs of US$1,000.

The Company incurred deferred costs of US$60,000 during the fiscal period ended December 31, 2006 consisting of costs related to evaluating the LIK property subsequent to the period end. These costs were charged to mineral properties at the time the LIK property was acquired, which occurred during the six months ended June 30, 2007.

Capital Expenditures

Six months ended June 30, 2007

The Company signed an exploration and option agreement with GCO on February 26, 2007 (the "Exploration and Option Agreement") to acquire up to 62.5% of GCO's interest in the LIK property and under the LIK Block Agreement. Subsequently, the Exploration and Option Agreement was terminated and the Company obtained its current 50% ownership interest in the LIK property and LIK Block Agreement through an assignment on June 28, 2007 pursuant to the GCO Assignment Agreement of GCO's interest in the LIK property and LIK Block Agreement in consideration for a cash payment of US$20,000,000 and the grant of a 2% net proceeds interest payable by the Company only. See "Business of the Company — LIK Block Agreement with Teck American".

During the six month period ended June 30, 2007, the Company incurred an aggregate of US$20,334,911 in mineral property costs consisting of US$20,248,519 with respect to the acquisition of GCO's interests in the LIK property and the LIK Block Agreement, and a total of US$86,393 in deferred exploration costs attributable to geological, mapping, site administration and charter aircraft. The acquisition cost of the LIK property and the LIK Block Agreement in the amount of US$20,248,519 consists of the purchase price of US$20,000,000, plus US$130,000 paid to GCO pursuant to predecessor agreements and US$118,519 attributable to management salaries, professional fees and certain out-of-pocket expenses attributable to the effort and costs incurred in completing the acquisition.

Incorporation date of November 29, 2006 to December 31, 2006

The Company did not incur any amounts for exploration spending during the fiscal period from incorporation to December 31, 2006. During this period the Company was focused on acquiring its interest in the LIK property under the Exploration and Option Agreement.

Financing Activities

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at US$0.001 per share for total proceeds of $5,000.

The Company completed a private placement on December 20, 2006, issuing a total of 11,400,000 special warrants (the "2006 Special Warrants") at US$1.00 per special warrant for gross proceeds of US$11,400,000. The Company also issued a total of 906,400 broker special warrants with a fair value of US$319,983 (the "2006 Broker Special Warrants") and paid an 8% commission (US$906,400) to the agent and US$125,142 in legal fees for total cash offering costs of US$1,031,542 and net proceeds of US$10,368,458.

On February 18, 2007, the Company issued 100,000 Common Shares on a non-brokered basis, at a subscription price of US$1.00 per share for gross proceeds of US$100,000.

The Company completed the first tranche of a private placement on June 28, 2007, issuing 10,654,400 special warrants (the "2007 Special Warrants") at US$1.75 per special warrant for gross proceeds of US$18,645,200. The Company also issued 532,720 broker special warrants with a fair value of US$329,112 (the "2007 Broker Special Warrants") and paid a 7% commission in the amount of US$1,305,164 to the agent, US$142,920 in legal fees and other costs for total cash offering costs of US$1,448,084 and net proceeds of US$17,197,116.

The Company completed the second tranche of the private placement on July 5, 2007, issuing an additional 821,500 2007 Special Warrants at US$1.75 per special warrant for gross proceeds of US$1,437,625 and an additional 41,075 2007 Broker Special Warrants with a fair value of US$71,882. In respect of such tranche, the Company paid a further 7% commission in the amount of US$100,634 and US$2,500 in legal fees for total cash offering costs of US$103,134 and net proceeds of US$1,334,491. See "Prior Sales of Common Shares — Special Warrant Financings".

Subsequent to June 30, 2007, the Company issued 151,571 Common Shares at US$1.75 per share for gross proceeds of US$265,249.

Summary of Results

	Six Months Ended June 30, 2007	Period Ended December 31, 2006
	(US dollars)	
Total revenues	nil	nil
Deferred exploration costs	$ 86,393	—
Net loss	$(17,995)	$(157,446)
Net loss per Common Share (Basic and diluted)	nil	$ (0.03)

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the six months ended June 30, 2007 resulted in a net cash outflow of US$3,266,997. As at June 30, 2007, the Company had a cash balance of US$7,244,520 (December 31, 2006 — US$10,511,517) and working capital of US$7,160,222 (December 31, 2006 — US$10,156,012).

The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations. In order to fund further exploration work and advance the LIK project, the Company is dependent upon raising financing through the issuance of its securities, including the funds to be raised pursuant to the Offering.

The Company's planned exploration and development expenditures on the LIK property require significant financial resources. The Company remains dependent on raising additional financing through the issuance of equity securities to fund exploration and development requirements beyond those outlined in "Use of Proceeds" on the LIK property and for general corporate purposes.

Transactions with Related Parties

The Company has entered into certain related party transactions, which may be summarized as follows:

(a) As at June 30, 2007, the Company owed US$61,659 (December 31, 2006 — US$60,000) to a company controlled by a senior officer and director of the Company, which amounts relate to third party costs for mineral property and administrative expenses. The amount has since been paid in full;

(b) Directors and officers have participated in share issuances and purchases of Special Warrants on the terms as discussed in "Prior Sales of Common Shares", and hold the Common Shares and Special Warrants of the Company as noted in "Directors and Executive Officers"; and

(c) The Company has paid certain share issuance, incorporation and legal costs in the amount of US$56,256 (December 31, 2006 — US$42,766) to a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

Critical Accounting Estimates

The Company's financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are included herein and elsewhere in this prospectus and include accounting policies respecting, among others, loss per share, cash and cash equivalents, foreign currency translation, income taxes, fair value of financial instruments, risk management, asset retirement obligations, deferred costs and variable interest entities. The accounting estimates considered to be significant to the Company include estimates regarding the carrying values of mining claims and deferred exploration costs.

Management reviews the carrying values of its mining claims when events or circumstances change to determine whether an impairment should be recognized. Capitalized costs in respect of the Company's mining claims were US$20,334,911 as at June 30, 2007.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents of highly liquid investments that are readily convertible into cash with maturities of three months or less when purchased.

The Company operates in the United States, which gives rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Outlook

For the coming year, the Company's priorities are to complete the Offering, become a listed company on a Canadian stock exchange, and to complete its proposed exploration program, including metallurgical drilling, in-fill drilling, environmental work and road development at its LIK property.

DIVIDEND POLICY

There are no restrictions in the Company's constating documents that would restrict or prevent the Company from paying dividends. However, it is not contemplated that any dividends will be paid on Common Shares in the foreseeable future, as it is anticipated that all available funds will be reinvested in the Company to finance the growth of its business. Any decision to pay dividends on Common Shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the terms of any debt facilities or other contractual obligations of the Company.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares ("Special Voting Shares"), issuable in series. As of ● , 2007 there were 5,351,571 Common Shares and 22,775,900 Special Voting Shares issued and outstanding. After giving effect to the Offering, there will be ● Common Shares issued and outstanding after providing for the exercise of the 11,300,000 outstanding 2006 Special Warrants and the 11,475,900 outstanding 2007 Special Warrants. In addition, as of ● , 2007, there were 906,400 issued and outstanding 2006 Broker Special Warrants and 573,795 issued and outstanding 2007 Broker Special Warrants (each Broker Special Warrant is indirectly exercisable for one Common Share, as described under "Prior Sales of Common Shares — Special Warrant Financings").

Common Shares

Each Common Share entitles the holder to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking in priority to, or equally with, the holders of Common Shares with respect to liquidation, dissolution or winding up. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Special Warrants

Each 2006 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date will be automatically exercised on such date.

Each 2007 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date will be automatically exercised on such date.

For purposes of both the 2006 Special Warrants and the 2007 Special Warrants, a "Liquidity Event" means the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized Canadian exchange and are freely tradable (subject to any applicable control block restrictions). The completion of this Offering would constitute a Liquidity Event, such that all outstanding Special Warrants will be automatically exercised upon the closing of this Offering.

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per Special Warrant) for the Special Warrants:

(a) In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Special Warrants of the subject class will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Special Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Special Warrants, and being June 28, 2008 in respect of the 2007 Special Warrants).

(b) The Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the subject Special Warrant offering (being US$1.00 per Special Warrant in respect of the 2006 Special Warrants, and being US$1.75 per Special Warrant in respect of the 2007 Special Warrants) (as applicable, the "Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the subject Special Warrants will be equal to the Dilutive Offering Price.

In addition to the rights of the holders of the Special Warrants as described above, concurrently with the issue of the 2006 Special Warrants, and subsequently concurrently with the issue of the 2007 Special Warrants, certain principal shareholders of the Company entered into investor rights agreements under which the following rights have been provided to the holders of the Special Warrants until such time as the Company completes a Liquidity Event:

(a) restrictions on transfer and "tag along" rights with respect to any proposed sales of equity securities of the Company by any of the principal shareholders;

(b) "piggyback registration rights" in respect of any Canadian prospectus or U.S. registration statement to be filed by the Company; and

(c) rights to such financial statements as would be required to be publicly filed if the Company were a "reporting issuer" in Canada.

Special Voting Shares

As part of the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the Company issued an aggregate of 22,875,900 Special Voting Shares to the purchasers of the Special Warrants, being one Special Voting Share per Special Warrant issued. Each Special Voting Share entitles the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the Special Warrant to which the Special Voting Share relates. With respect to any written consent sought from the holders of Common Shares, each vote attached to the Special Voting Share will be exercisable on the same basis as set forth above. The purpose of the Special Voting Shares is solely to provide to the holders thereof the same voting rights they would have had if they directly acquired the Common Shares underlying the Special Warrants which they purchased.

The Special Voting Shares do not entitle the holders to receive any distributions from the Company or any of the net assets of the Company in the event of a termination or winding-up of the Company. Any Special Voting Shares acquired by the Company will immediately cease to represent an entitlement to vote at meetings of shareholders. A Special Voting Share is not transferable separately from the Special Warrant to which it relates, and a Special Voting Share will automatically be transferred upon a permitted transfer of the related Special Warrant. Special Voting Shares are evidenced only by the certificates representing the associated Special Warrants and will be cancelled upon the exchange of the related Special Warrants for Common Shares.

Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the holders of Common Shares, the Special Voting Shares do not confer upon the holders thereof any other rights.

All rights of a holder of Special Warrants to exercise votes attached to Special Voting Shares will cease upon the exchange of all such holder's Special Warrants for Common Shares and, accordingly, the Special Voting Shares will be cancelled upon the closing of the Offering and upon the exchange of the related Special Warrants for Common Shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at December 31, 2006 and as at June 30, 2007, and as at June 30, 2007 after giving effect to the Offering.

	As at December 31, 2006	As at June 30, 2007	As at June 30, 2007 after giving effect to the Offering(1)(2)
Long-Term Debt	nil	nil	nil
Common Shares	US$5,000	US$205,000	US$ ●
	(5,000,000 Common Shares)	(5,200,000 Common Shares)	(● Common Shares)(3)
Special Warrants	US$10,048,475	US$26,816,479	nil(3)
	(11,400,000 2006 Special Warrants)	(11,300,000 2006 Special Warrants and 10,654,400 2007 Special Warrants)	(n/a)
Contributed Surplus	US$319,983	US$649,095	US$649,095
Deficit	US$(157,446)	US$(175,441)	US$(175,441)
Total Capitalization	US$10,216,012	US$27,495,133	US$ ●

Notes:

(1) Does not assume any exercise of the Over-Allotment Option, any Broker Special Warrants, or any Broker Warrants (as defined below under "Prior Sales of Common Shares — Special Warrant Financings").

(2) Reflects the net proceeds of the maximum Offering after deducting the Agents' Fee of Cdn.$ ● and the expenses of the Offering estimated to be Cdn.$ ● .

(3) Includes the issuance of ● Common Shares pursuant to the Offering, the issuance of 151,571 Common Shares issued pursuant to a private placement on August 27, 2007, the exercise of the 11,300,000 2006 Special Warrants and the 11,475,900 2007 Special Warrants for a total of 22,775,900 Common Shares.

OPTIONS TO PURCHASE SECURITIES

The Company has granted a number of options ("Options") giving holders the right to purchase Common Shares in the future. The following is a summary of Options which have been granted to directors, officers, employees or consultants as of ● , 2007, which are to be exercisable, in whole or in part, subject to the terms of Option agreements which include vesting as to one-third (⅓) of the Options on each of 90 days, 12 months, and 18 months after the listing date of the Common Shares on the TSX:

Class of Optionee (Number of Optionees in Class)	Number of Shares Under Option	Date of Initial Grant	Exercise Price	Expiry Date	Market Price at Date of Grant
			(CDN$)	(CDN$)	(CDN$)
Executive officers and past Executive officers as a group (5 persons) . . .	2,050,000	September 18, 2007	●	(1)	●
Directors and past directors (who are not also executive officers) as a group (3 persons)	700,000	September 18, 2007	●	(1)	●
Employees and past employees of the Company and its Subsidiary (excluding executive officers) as a group (1 person)	25,000	September 18, 2007	●	(1)	●
Total — All Options	2,775,000				

Notes:

(1) The expiry date will be five years from the listing date of the Common Shares on the TSX.

PRIOR SALES OF COMMON SHARES

No Common Shares have been issued by the Company since incorporation except as set out in the following table.

Date of Issuance or Sale	Description of Transaction	Aggregate Number and Type of Shares Issued	Price Per Common Share
December 18, 2006	Private Placement	5,000,000 Common Shares	US$0.001
February 18, 2007	Subscription	100,000 Common Shares	US$1.00
January 21, 2007	Issued upon exercise of 100,000 2006 Special Warrants	100,000 Common Shares	US$1.00
August 27, 2007	Private Placement	151,571 Common Shares	US$1.75

Special Warrant Financings

The Company completed a private placement on December 20, 2006 issuing a total of 11,400,000 2006 Special Warrants at US$1.00 per special warrant for gross proceeds of US$11,400,000. See "Description of Share Capital". The Company also issued a total of 906,400 2006 Broker Special Warrants and paid an 8% commission (US$906,400) to the agent and legal fees (US$125,142) for total offering costs of US$1,031,542 and net proceeds of US$10,368,458. The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into the Exploration and Option Agreement. Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2006 Broker Special Warrant is exercisable for one warrant (a "2006 Broker Warrant") for no additional consideration (and will be automatically exercised for 2006 Broker Warrants at the same time as automatic exercise of the 2006 Special Warrants, as described under "Description of Share Capital"). Each 2006 Broker Warrant is exercisable for one Common Share until the later of June 20, 2008 and the six-month anniversary of the completion of a Liquidity Event (as defined for the purposes of the Special Warrants under "Description of Share Capital") at an exercise price of US$1.00 per share.

The Company completed the first tranche of a private placement on June 28, 2007, issuing 10,654,400 2007 Special Warrants at a price of US$1.75 per special warrant for gross proceeds of US$18,645,200. The Company also issued 532,720 2007 Broker Special Warrants with a fair value of US$329,112 and paid a 7% commission in the amount of US$1,305,164 to the agent, US$142,920 in legal fees and other costs for total cash offering costs of US$1,448,084 and net proceeds of US$17,197,116. The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of GCO's entire 50% interest in the LIK property and the LIK Block Agreement.

The Company completed the second tranche of the private placement on July 5, 2007, issuing a further 821,500 2007 Special Warrants at a price of US$1.75 per special warrant for gross proceeds of US$1,437,625 and a further 41,075 2007 Broker Special Warrants with a fair value of US$71,882. In respect of such tranche, the Company paid a further 7% commission in the amount of US$100,634 and US$2,500 in legal fees for total cash offering costs of US$103,134 and net proceeds of US$1,334,491.

Each 2007 Broker Special Warrant is exercisable for one warrant (a "2007 Broker Warrant", and together with the 2006 Broker Warrants, the "Broker Warrants") for no additional consideration (and will be automatically exercised for 2007 Broker Warrants at the same time as automatic exercise of the 2007 Special Warrants occurs, as described under "Description of Share Capital"). Each 2007 Broker Warrant is exercisable for one Common Share until the later of December 28, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of US$1.75 per share.

In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Broker Special Warrants of the subject class will become subject to an exercise rate increase of a further 0.1 Common Shares per Broker Special Warrant effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Broker Special Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Broker Special Warrants and June 28, 2008 in respect of the 2007 Broker Special Warrants). The completion of this Offering would constitute a Liquidity Event, such that all outstanding Broker Special Warrants will be automatically converted into Broker Warrants upon the closing of the Offering.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and executive officers of the Company, the following table sets forth the shareholdings of those persons who, prior to giving effect to the Offering, were the direct or indirect beneficial owners of, or will exercise control or direction over 10% or more of the outstanding Common Shares:

Name of Shareholder	Designation of Class	Type of Ownership	Number of Shares	Percentage of Class Prior to Giving Effect to the Offering[3]	Percentage of Class After Giving Effect to the Offering
Gil Atzmon	Common Shares	Beneficial and Indirect[1]	3,530,000	12.55%	●
Michael Steeves . .	Common Shares	Beneficial and Indirect[2]	1,112,500	3.95%	●

Notes:

(1) Includes 3,030,000 Common Shares held directly and 500,000 Common Shares held indirectly through Sidney Atzmon, Thaddeus Atzmon and Zazu Exploration, Inc., a private mineral exploration company. This amount does not include 800,000 Common Shares issuable to Mr. Atzmon upon exercise of his Options.

(2) Includes 912,500 Common Shares held directly and 200,000 Common Shares held indirectly through Melissa May Steeves and Warren Michael Steeves. This amount does not include 350,000 Common Shares issuable to Mr. Steeves upon exercise of his Options.

(3) After giving effect to the issuance, for no further consideration, of the 22,775,900 Common Shares issuable upon the exchange of 22,775,900 outstanding Special Warrants.

ESCROWED SECURITIES

In accordance with National Policy 46-201 — *Escrow for Initial Public Offerings* ("NP 46-201"), all common shares of an issuer owned or controlled by its principals are required to be placed in escrow at the time of the issuer's initial public offering, unless the shares held by the principal or issuable to the principal upon conversion of convertible securities held by the principal collectively represent less than 1% of the voting rights attaching to the total issued and outstanding securities of the issuer after giving effect to the initial public offering. At the time of an initial public offering, an issuer is classified for the purposes of NP 46-201 escrow as either an "exempt issuer", an "established issuer" or an "emerging issuer". Uniform terms of automatic timed-release escrow apply to the principals of issuers carrying out initial public offerings, differing only according to the classification of the issuer. The Company will be classified as an "established issuer".

The following Common Shares (the "Escrowed Shares") are held by and are to be subject to the terms of an agreement to be dated the Closing Date between the Company, the holders of Escrowed Shares and Olympia Transfer Services Inc. as escrow agent (the "Escrow Agreement"):

Name	Number of Common Shares	Percentage of Issued Shares on Completion of the Offering(1)	Percentage of Issued Shares if the Over-Allotment Option is exercised in full
Gil Atzmon	3,530,000	●	●
Michael A. Steeves	1,112,500	●	●
Kerry O. Beamish	35,000	●	●
Joe M. Britton	100,000	●	●
Mark L. Greenwald	100,000	●	●
Dennis H. Peterson	100,000	●	●

Notes:

(1) After giving effect to the issuance, for no further consideration, of the 22,775,900 Common Shares issuable upon the exchange of 22,775,900 outstanding Special Warrants.

Pursuant to the terms of the Escrow Agreement, unless expressly permitted by the Escrow Agreement, the Escrowed Shares may not be sold, transferred, assigned, mortgaged or traded in any way while in escrow. 25% of the Escrowed Shares will be released from escrow on the date on which the Common Shares are listed on the Exchange (the "Listing Date") and each of the six, twelve and eighteen month anniversaries of the Listing Date. The Common Shares which are held in escrow immediately following the Listing Date will represent ●% of the issued shares immediately following the Offering and ●% if the Over-Allotment Option is fully exercised.

Pursuant to the terms of the Escrow Agreement, the securities of the Company held in escrow may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company's board of directors, or to a person or corporation that before the proposed transfer holds more than 20% of the voting rights attached to the Company's outstanding securities, or to a person or corporation that after the proposed transfer will hold more than 10% of the voting rights attached to the Company's outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.

Pursuant to the terms of the Escrow Agreement, upon the bankruptcy of a holder of Escrowed Shares, the Escrowed Shares may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Upon the death of a holder of Escrowed Shares, all securities of the deceased holder will be released from escrow to the deceased holder's legal representative.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of Common Shares held by each person who will be a director and/or an executive officer of the Company as at the closing of the Offering.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Date of Appointment	Common Shares of the Company Held
Gil Atzmon San Antonio, Texas	Chairman, Chief Executive Officer and Director	Founder, Chairman and Chief Executive Officer of the Company	November 29, 2006	3,530,000(1)
Michael A. Steeves Vancouver, British Columbia	President, Chief Operating Officer and Director	President and Chief Operating Officer of the Company	November 29, 2006	1,112,500(2)

Name and Municipality of Residence	Position with the Company	Principal Occupation	Date of Appointment	Common Shares of the Company Held
Kerry O. Beamish . . . Surrey, British Columbia	Chief Financial Officer	Chief Financial Officer of Alto Ventures Ltd., Brazilian Diamonds Limited and Forum Uranium Corp.	November 29, 2006	35,000
Joe M. Britton	Vice-President Exploration	Vice-President Exploration and principal geologist for the LIK property	September 18, 2007	100,000
Mark L. Greenwald . . San Antonio, Texas	Vice-President and General Counsel	Vice-President and General Counsel of the Company	July 19, 2007	100,000
Bryan Morris . . . . . . Vancouver, British Columbia	Director	Chief Financial Officer of Andean American and Sinchao Metals	July 19, 2007	nil
Dennis H. Peterson . . Toronto, Ontario	Director	Lawyer	November 29, 2006	100,000
Paul F. Saxton . . . . . Furry Creek, British Columbia	Director	Chief Executive Officer and President of Lincoln Gold Corp. and Chairman and Chief Operating Officer of Pinnacle Mines Ltd.	July 19, 2007	nil

Notes:

(1) Includes 3,030,000 Common Shares held directly and 500,000 Common Shares held indirectly through Sidney Atzmon, Thaddeus Atzmon and Zazu Exploration, Inc. Also includes 20,000 Special Warrants.

(2) Includes 912,500 Common Shares held directly and 200,000 Common Shares held indirectly through Melissa May Steeves and Warren Michael Steeves.

Immediately after the closing of the Offering, and assuming the exercise of all issued and outstanding Special Warrants, the directors and executive officers of the Company, as a group, will beneficially own, directly or indirectly, or exercise control or direction over ● Common Shares, representing approximately ●% of the Common Shares outstanding before giving effect to any exercise of the Over-Allotment Option or Broker Warrants.

Additional biographical information regarding the directors and executive officers of the Company is provided as follows:

Board of Directors and Officers

The following is biographical information relating to each of the directors and officers of the Company. The directors of the Company shall be elected at each annual general meeting of shareholders of the Company held to elect directors.

Gil Atzmon: Mr. Atzmon is the founder, Chairman, Chief Executive Officer and a Director of the Company. Mr. Atzmon has over 20 years' experience in the mineral resources sector. His career has included positions as a mining executive, investment banker, mining fund manager and geologist. Mr. Atzmon has participated in many global exploration and mining projects and has successfully arranged financing for the exploration and development of several mineral properties. In 2001 and 2002, Mr. Atzmon acted as Vice President, Corporate Development of Ivanhoe Mines Ltd. In 2000 and 2001, Mr. Atzmon served as a global energy and mining specialist in institutional equity and sales for BNP Paribas. From 1998 to 2000, Mr. Atzmon was Chief Investment Strategist and Portfolio Manager for US Global Investors.

Inc. Mr. Atzmon holds a Bachelors degree in Geology and Geography from Columbia College, Columbia University and obtained a Master Degree in Energy and Mineral Resources from the University of Texas at Austin, Texas.

Michael A. Steeves: Mr. Steeves is the President, Chief Operating Officer and a Director of the Company. Mr. Steeves has been employed in the mining industry for over 40 years including employment as a mining analyst with a number of Canadian investment firms and as a geologist for senior mining companies in Canada and the United States. Since 2006, Mr. Steeves has been a director and chairman of the audit committees of the following public companies: Augusta Resource Corporation, Forum Uranium Corp., Sargold Resource Corporation, Wildcat Silver Corporation and Ventana Gold Corp. He is a former director and chairman of the board of Franc-Or Resource Corporation. From 2002 to 2005, Mr. Steeves acted as Vice President of Investor Relations for Glamis Gold Inc. and was Director of Investor Relations for Couer D'Alene Mines, Homestake Mining Company and Pegasus Gold Inc. Mr. Steeves holds Bachelor of Science (Geology) and Masters of Science (Earth Sciences) degrees from the University of Manitoba. He also holds the Canadian Securities Course/Registered Representative designation and Chartered Financial Analyst designation. From 1992 to 1994, Mr. Steeves received Chartered Financial Analyst Certificates of Achievement.

Kerry O. Beamish: Mr. Beamish is the Chief Financial Officer of the Company. Mr. Beamish is also currently the Chief Financial Officer of three Canadian publicly traded companies: Alto Ventures Ltd. (since October 2005), Brazilian Diamonds Limited (since March 2006) and Forum Uranium Corp. (since October 2005). Mr. Beamish was granted a Certified General Accountant (C.G.A.) designation in Ontario and British Columbia in 1990. Mr. Beamish holds a Bachelor of Business Administration from Simon Fraser University.

Joe M. Britton: Mr. Britton is the Company's Vice President Exploration and principal geologist for the LIK property. He has over 35 years of mineral exploration and development experience, principally in Alaska. This experience includes direct field responsibility and supervisory roles in nearly all aspects of the LIK project since 1978. In addition to his experience with the LIK project he has also been involved in the execution and management of several regional exploration projects in Alaska and a variety of general mineral assessments ranging from regional to property specific projects in Alaska, the western United States and Costa Rica. He has substantial experience with governmental, land ownership, regulatory, environmental and social issues in Alaska as they relate to mineral exploration and development projects. His years in the minerals business have included employment by several mining and minerals companies and since 1989 he has been a consulting minerals geologist. Mr. Britton holds a Bachelor of Science (Geology) and a Master of Science (Geology) from the University of Alaska-Fairbanks.

Mark L. Greenwald: Mr. Greenwald is Vice President and General Counsel of the Company. Mr. Greenwald is a lawyer admitted to practice in all Federal and State District Courts in Texas, the Federal Northern District of Georgia, the State Bar of Alaska, U.S. Federal Court of Claims, U.S. Court of Appeals for the Fifth Circuit and the Federal Circuit, and the U.S. Supreme Court. Mr. Greenwald was called to the bar in Texas in 1985. He obtained his Bachelor of Arts from Brooklyn College, City University of New York and his Juris Doctor from South Texas College of Law. He has served as an Assistant District Attorney in Bexar County Texas, Deputy Section Chief for the Resolution Trust Corporation-Professional Liability Section (US Treasury Dept), Chairman of Panel 10B5 Grievance Committee on Lawyer Discipline, Special Prosecutor for the State Bar of Texas-Attorney Discipline, and Special Prosecutor to the Texas Commission on Judicial Conduct.

Bryan Morris: Mr. Morris is an independent director of the Company. Mr. Morris worked for Teck Cominco Limited as Vice President, Business Development and was responsible for identifying, evaluating and negotiating acquisitions, primarily in the zinc business, until August 2003. Prior to that appointment he was Vice President, Finance and director of Cominco Resources International Ltd., the stock exchange listed international exploration arm of Cominco Ltd., and had held senior positions in Teck Cominco Limited's finance organization. During his career with Teck Cominco Limited, Mr. Morris also served as a director of several subsidiary and associated companies. Mr. Morris is currently a director and Chief Financial Officer of Andean American Mining Corp. (since July, 2005) Sinchao Metals Corp. (since December, 2006) and Inca Pacific Resources Inc. (since February, 2004), all publicly traded companies. He is also a director of the following Canadian publicly traded companies: Mediterranean Resources Ltd., Animas Resources Ltd. and, until late August 2007, a director and Chief Financial Officer of Morgain Minerals Inc. (since May, 2005). He is a Fellow of the Chartered Institute of Management Accountants (United Kingdom).

Dennis H. Peterson: Mr. Peterson is a director of the Company. Mr. Peterson is a securities lawyer and the principal of Peterson Law Professional Corporation, a Toronto-based securities law boutique focusing on resource companies. Mr. Peterson was called to the Bar of Ontario in 1988. In the past five years, Mr. Peterson has served in the following capacities for the following public companies: director, Seven Clans Resources Inc. (2001 to 2003), a predecessor to

Gammon Lake Resources Inc.; director, Franc-Or Resources Corporation (1996 to 2006); director, Probe Mines Limited (2001 to 2006); Secretary, Liberty Mineral Exploration Inc. (2003 to 2005); Secretary, Nayarit Gold Inc. (2005-2006); President and director, Consolidated Ophir Ventures Inc. (2004 to 2006), a predecessor to CIC Energy Corp.; President and director, Denroy Resources Corporation (2005 to 2007), a predecessor to Nevoro Inc.; director, EM Resources Inc. (2005 to present); President and director, Canadian Baldwin Resources Limited (2005 to 2006), a predecessor to Aura Minerals Inc.; and President and director, GGD Resources Inc. (2006 to present). Mr. Peterson holds a Bachelor of Commerce (Honours) degree from Queen's University and a Bachelor of Laws degree from the University of Toronto.

Paul F. Saxton: Mr. Saxton is an independent director of the Company. He is a mining engineer who has been active in the mining industry since 1969, holding various mining positions including mining engineer, mine superintendent and executive positions for several Canadian mining companies. Most recently these include executive positions at Lincoln Gold Corp. (President and Chief Executive Officer, April 2004 to present), Pinnacle Mines Ltd. (Chairman and Chief Operating Officer, June 1995 to present), Doublestar Resources Ltd. (Chairman and Chief Operating Officer, January 2001 to July 2005), Standard Mining Corporation (President, June 1997 to July 2005) and Viceroy Resources Corp. (President, May 1996 to February 1998). Pinnacle Mines Ltd., Doublestar Resources Ltd. and Standard Mining Corporation are all publicly traded companies. In addition to holding a Bachelor of Science (Engineering) degree from Queen's University, Mr. Saxton also earned a Master of Business Administration from the University of Western Ontario.

Corporate Cease Trade Orders and Bankruptcies

To the Company's knowledge, other than as set out below, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company who could materially affect the control of the Company, is, or has been within the ten years before the date of this prospectus, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such company access to any statutory exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

Bryan Morris, as Chief Financial Officer of Andean American Mining Corp. is subject to a cease trade order issued by the British Columbia Securities Commission on August 2, 2007 for that company's failure to file timely technical reports. Andean American Mining Corp.'s shares have been cease traded until the company re-files a 2006 technical report on its Invicta gold, silver and copper property, located in west-central Peru.

Penalties and Sanctions

To the Company's knowledge, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company who could materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the Company's knowledge, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the ten years before the date of this prospectus been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

The Company's directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company. Subject to any limitations in the Company's constating documents, no agreement or transaction would be void or voidable only because it was made between the Company and one or more of its directors or by reason that such director was present at the meeting of directors that approved such agreement or transaction or that the vote or consent of the director is counted for the approval of such agreement or transaction. Subject to any limitations or provisions to the contrary in the constating documents of the Company, in order for an agreement or transaction between the Company and one or more of its directors to be valid, the relevant director or directors must disclose in good faith his or their interests in such agreement or transaction to the other directors not having a conflict of interest (or a sufficient number of directors to carry the resolution without counting the votes of the interested director(s)) and such other directors must vote in favour of the agreement or transaction. If all of the directors have a conflict of interest, the agreement or transaction must be authorized, approved or ratified by a resolution of shareholders in order to achieve statutory validity. An agreement or transaction between a director and the Company will be valid unless it can be shown that, at the time the agreement or transaction was authorized, it was unfairly prejudicial to one or more shareholders or the creditors of the Company. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

To the best of the Company's knowledge, there are no known existing potential conflicts of interest among the Company, its directors, officers or other members of management of the Company as a result of their outside business interests as at the date hereof. However, certain of the directors and officers and other members of management serve as directors, officers, and members of management of other public resource companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

The directors and officers of the Company have been advised of their obligations to act at all times in good faith in the interest of the Company and to disclose any conflicts to the Company if and when they arise. Persons considering the purchase of Common Shares pursuant to the Offering under this prospectus must appreciate that they will be required to rely on the judgment and good faith of these persons in resolving any such conflicts of interest that may arise.

Committees of the Board of Directors

The board of directors has established the committees set forth below.

Audit Committee

The Audit Committee has been structured to comply with Canadian Multilateral Instrument 52-110 — Audit Committees (**"MI 52-110"**). The Audit Committee is comprised of Bryan Morris (Chair), Paul F. Saxton and Dennis H. Peterson. Each member of the Audit Committee is financially literate within the meaning of MI 52-110. In addition, each member is independent within the meaning of MI 52-110, with the exception of Dennis H. Peterson who may not be considered to be independent as a result of formerly acting as external Canadian legal counsel to the Company and receiving greater than $75,000 in compensation for such services during the last 12 months.

The Audit Committee oversees the accounting and financial reporting practices and procedures of the Company, and the audits of the Company's financial statements. The principal responsibilities of the Audit Committee include: (i) overseeing the quality and integrity of the internal controls and accounting procedures of the Company, including reviewing the Company's procedures for internal control with the Company's auditor and Chief Financial Officer; (ii) reviewing and assessing the quality and integrity of the Company's annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous disclosure documents, such as the Company's annual information form; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the auditor of the Company and independent audit fees; (v) reviewing the qualifications, performance and independence of the auditor of the Company, considering the auditor's recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided by the Company; (vi) reviewing the Company's risk management procedures; (vii) reviewing any significant transactions outside the Company's ordinary course of business and any pending litigation involving the Company; and (viii) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

Compensation and Nomination Committee

The Compensation and Nomination Committee is comprised of Paul F. Saxton (Chair), Bryan Morris and Dennis H. Peterson. Mr. Saxton and Mr. Morris are independent within the meaning of MI 52-110.

The Compensation and Nomination Committee oversees the remuneration, nomination and appointment policies and practices of the Company. The principal responsibilities of the Compensation and Nomination Committee include: (i) considering the Company's overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of the Company's directors' and executive officers' compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Company, (iii) making recommendations to the board of directors in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum shareholder benefit from the retention of high quality board and executive team members; (iv) considering nominees for independent directors of the Company; and (v) planning for the succession of directors and executive officers of the Company, including appointing, training and monitoring senior management to ensure that the board of directors and management have appropriate skill and experience.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Dennis H. Peterson (Chair), Bryan Morris and Paul F. Saxton. Mr Morris and Mr. Saxton are independent within the meaning of MI 52-110.

The Corporate Committee oversees the Company's approach to corporate governance matters. The principal responsibilities of the Corporate Governance Committee include: (i) monitoring and overseeing the quality and effectiveness of the corporate governance practices and policies of the Company; (ii) adopting and implementing corporate communications policies and ensuring the effectiveness and integrity of communication and reporting to the Company's shareholders and the public generally; and (iii) administering the board of directors' relationship with the management of the Company.

EXECUTIVE COMPENSATION

The total direct compensation for the Company's executive officers comprises both a fixed component and an at-risk component. The at-risk component is composed of certain incentives. The compensation program aims to ensure total remuneration is competitive by market standards and links rewards with the short-term and long-term strategic goals and performance of the Company. On a going forward basis, the board of directors will establish the remuneration of the Chief Executive Officer (the "CEO") on the basis of a recommendation from the Compensation and Nomination Committee. The Compensation and Nomination Committee, based on the recommendation of the CEO, will establish the remunerations of executives reporting to the CEO, including their participation in incentive plans offered by the Company.

Summary Compensation Table

The table below sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal period ended December 31, 2006 in respect of the CEO, the Chief Financial Officer (the "CFO") and each of the other three most highly compensated executive officers who were serving as executive officers at the end of the fiscal year ended December 31, 2006 and whose total salary and bonus exceeded Cdn.$150,000 (the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Year	Annual Compensation			Securities Under Option Granted	Restricted Shares or Restricted Share Units	All other compensation
		Salary	Bonus	Other Annual Compensation			
		(US$)	(US$)	(US$)	(# shares)	(US$)	
Gil Atzmon	2006	100,000[1]	—	—	—	—	—
Michael A. Steeves	2006	50,000[2]	—	—	—	—	—
Mark L. Greenwald[3]	2006	—	—	—	—	—	—
Joe M. Britton	2006	10,000[4]	—	—			

Notes:

(1) For the period from incorporation to December 31, 2006. Mr. Atzmon's annual salary for 2007 is US$185,000. See "Employment and Consulting Agreements - Consulting Agreement with Gil Atzmon".

(2) For the period from incorporation to December 31, 2006. Mr. Steeve's annual salary for 2007 is US$160,000. See "Employment and Consulting Agreements — Employment Agreement with Michael A. Steeves".

(3) For the period from incorporation to December 31, 2006. Mr. Greenwald's annual salary for 2007 is US$160,000. See "Employment and Consulting Agreements — Consulting Agreement with Mark L. Greenwald".

(4) For the period from incorporation to December 31, 2006. Mr. Britton receives a consulting fee in the amount of US$60/hour. See "Employment and Consulting Agreements — Consulting Agreement with Joe M. Britton".

Employment and Consulting Agreements

Each of the current Named Executive Officers has a formal consulting or employment agreement with the Company, the material terms of which are set forth below.

Consulting Agreement with Gil Atzmon

On August 1, 2007, the Company entered into a five-year consulting agreement with Gil Atzmon pursuant to which Mr. Atzmon agreed to act as Chairman and Chief Executive Officer of the Company. In consideration for his services, Mr. Atzmon will receive an annual consulting fee of US$185,000, in addition to bonuses granted in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Atzmon is also entitled to be reimbursed all reasonable out-of-pocket expenses (including but not limited to travel, office expenses, and insurance).

The Company may terminate the consulting agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Atzmon shall be paid a lump sum equal to one month of his yearly consulting fees.

Employment Agreement with Michael A. Steeves

On August 1, 2007, the Company entered into a five-year employment agreement with Michael A. Steeves pursuant to which Mr. Steeves agreed to act as President and Chief Operating Officer of the Company. In consideration for his services, Mr. Steeves will receive an annual salary of US$160,000 and is eligible to receive a bonus in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Steeves is also entitled to the reimbursement of all reasonable out-of-pocket expenses and employment benefits.

The Company may terminate the employment agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Steeves would be entitled to a lump sum equal to one month of his yearly salary.

Consulting Agreement with Mark L. Greenwald

On August 1, 2007, the Company entered into a five-year consulting agreement with Mark L. Greenwald pursuant to which Mr. Greenwald agreed to act as Vice President and General Legal Counsel of the Company. In consideration for his services, Mr. Greenwald will receive an annual consulting fee of US$160,000.

With the exception of the job description and the amount of the annual consulting fee, the terms of the consulting agreement between the Company and Mr. Greenwald mirror those of the consulting agreement between the Company and Gil Atzmon, in terms of the bonus, the incentive stock option plans, and the termination of the agreement.

Consulting Agreement with Joe M. Britton

On August 1, 2007, the Company entered into a three-year consulting agreement with Joe M. Britton pursuant to which Mr. Britton agreed to act as Vice President of Exploration. In consideration for his services, Mr. Britton will receive a consulting fee in the amount of US$60/hour for consulting work done on behalf of the Company. In addition, management incentives, stock options and/or cash bonuses will be granted in accordance with his achievement of certain performance objectives set by the board of directors. Mr. Britton is also entitled to the reimbursement of all reasonable out-of-pocket expenses.

The Company may terminate the consulting agreement at any time, for cause or without cause, subject to a lump sum payment of a fee amounting to three months of the contract fee from the date of termination.

Stock Option Plan

The Company has established a stock option plan in order to provide incentive compensation to directors, officers, employees and consultants of the Company and its subsidiaries as well as to assist the Company and its subsidiaries in attracting, motivating and retaining qualified directors, management personnel and consultants. The purpose of the stock option plan is to provide additional incentive for participants' efforts to promote the growth and success of the business of the Company.

The stock option plan is administered by the Company's Compensation and Nomination Committee, which will designate, from time to time, the recipients of grants and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. Stock options granted under the plan are non-transferable other than in accordance with the plan, must be exercised no later than 10 years after the date of the grant or such shorter period as determined by the Compensation and Nomination Committee, and are subject to the approval of any applicable regulatory authority. All options will terminate on the earlier of the expiry of their term and the date of termination of an optionee's employment, engagement or position, if terminated for cause; otherwise, they will terminate 90 days following termination.

Unless the Compensation and Nomination Committee determines otherwise, stock options issued by the Company are subject to a vesting schedule as follows: ⅓ after 90 days; ⅓ upon the first anniversary of grant; and ⅓ upon the 18th month anniversary of grant. The maximum number of Common Shares to be reserved for issuance to insiders of the Company upon the exercise of stock options granted under the plan may not exceed 10% of the number of outstanding Common Shares at any given time. The maximum number of Common Shares that may be granted to any individual within a twelve month period cannot exceed 5% of the number of outstanding Common Shares. The number of Common Shares available for issuance upon the exercise of stock options granted under the plan will be equal to 10% of the number of issued and outstanding Common Shares at a given time.

Remuneration of Directors

The Company remunerates its directors, on an annual basis, as follows: (i) the Chairman of the board of directors who is not an executive officer receives a base fee of Cdn.$15,000; and (ii) each other director receives a base fee of Cdn.$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings.

Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) Cdn.$10,000 to chair the Audit Committee; (ii) Cdn.$5,000 to chair the Corporate Governance Committee; and (iii) Cdn.$5,000 to chair the Compensation and Nomination Committee.

The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Company's directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer is indebted to the Company or has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Company has appointed the Agents, as agents, to offer the Common Shares for sale, on a best efforts basis, if, as and when issued by the Company and delivered by the Company to and accepted by the Agents, subject to the terms and conditions contained in the Agency Agreement. The Offering Price was determined based on negotiations with the Agents. The Agents will receive a fee of 7% of the aggregate gross cash proceeds received from the sale of the Common Shares. The Agents may form a sub-agency group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Agents and not the Company.

The obligations of the Agents under the Agency Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Company has granted to the Agents the Over-Allotment Option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to offer for sale an additional number of Common Shares equal to up to 15% of the aggregate number of Common Shares sold under this Offering, on the same terms and for the same Offering Price set forth above, in order to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment

Option is exercised in full, the total "Price to the Public", "Agents' Fee" and "Net Proceeds to the Company" will be Cdn.$ ● , Cdn.$ ● and Cdn.$ ● , respectively. This prospectus qualifies the grant of the Over-Allotment Option and the distribution of any Common Shares issued and sold upon the exercise of the Over-Allotment Option.

The Common Shares are being offered to the public under this prospectus in all of the provinces and territories of Canada. There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Subscription funds will be returned to subscribers without interest or deduction should the Offering not close. All funds received from the sale of the Common Shares will be deposited and held in trust by the Agents pursuant to the terms of the Agency Agreement.

Pursuant to the Agency Agreement, the Company will agree to indemnify the Agents, their affiliates, directors, officers, employees and agents against certain liabilities.

The Common Shares will not be registered under the U.S. Securities Act or any applicable state securities laws, and may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. The Agency Agreement, however, permits the Agents to offer and sell Common Shares to certain institutional purchasers in the United States in certain transactions that are exempt from registration under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of Common Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with an applicable exemption from registration under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the Common Shares in the United States.

With respect to the United Kingdom, this prospectus is only being and may only be distributed and directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are U.K. Relevant Persons. The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, U.K. Relevant Persons. Any person in the United Kingdom who is not a U.K. Relevant Person should not act or rely on this prospectus or any of its contents.

Pursuant to policy statements of certain Canadian provincial securities commissions and the Universal Market Integrity Rules, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Agents may over-allot or effect transactions in Canada that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Except as disclosed in this prospectus, the Company has not made nor will it make any payments in cash, securities, or other consideration to a promoter, finder or any other person or company in connection with this Offering. The directors, officers and other insiders of the Company may participate in this Offering.

RISK FACTORS

An investment in the Common Shares is speculative and subject to risks and uncertainties. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Company and the business, prospects, financial position, financial condition or operating results of the Company. The risks noted below do not necessarily comprise all those faced by the Company. A prospective investor should carefully consider these risk factors, together with all of the other information included in this prospectus, including, without limitation, the historical financial statements and accompanying notes included in this prospectus and the information contained in the section entitled "Cautionary Statements Regarding Forward-Looking Information", before a decision to purchase Common Shares is made.

Exploration Stage Operations

Operations at the Company's LIK property are subject to all of the risks normally incidental to the exploration for and the development of mineral properties. Mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that a property will be brought into commercial production or that the funds required to exploit mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. The above factors are beyond the control of the Company. There can be no assurance that the Company's mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a "going concern".

Exploration and Operation Risks

In common with other enterprises undertaking business in the mining sector, the Company's mineral exploration and project development activities are subject to conditions beyond the Company's control. The success of the Company will be dependent on many factors including: the discovery and/or acquisition of mineral reserves and mineral resources; the favourable conclusions to feasibility and other mining studies; access to adequate capital for project development and sustaining capital; design and construction of efficient mining and processing facilities within capital expenditure budgets; the securing and maintaining of title to tenements; obtaining permits, consents and approvals necessary for the conduct of exploration and potential mining operations; complying with the terms and conditions of all permits, consents and approvals during the course of exploration and mining activities; access to competent operational management and prudent financial administration, including the availability and reliability of appropriately qualified employees, contractors and consultants; the ability to procure major equipment items and key consumables in a timely and cost-effective manner; the ability to access full power supply; and the ability to access road and port networks for shipment of lead concentrate.

There can be no assurance that the Company will be able to complete development of its mineral project at all or on time or on budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support the Company's operations. Should any of these events occur, it would have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Mineral Resources are Imprecise Estimates

The mineral resources figures presented herein are historical and were made by previous permit holders' personnel and independent geologists. These estimates date back to 1985, are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the author of the Technical Report was not able to verify the accuracy of the sampling method or the security of the samples on the basis of which the historical resources estimates are based. There can be no assurance that these estimates are accurate, or that this mineralization could be mined or processed profitably. If the Company encounters mineralization or formations different from those predicted by past drilling, sampling and similar examinations, mineral resource estimates may have to be adjusted in a way that might adversely affect the Company's operations. The inclusion of mineral resource estimates should not be regarded as a representation that these amounts can be economically exploited and no assurances can be given that such resource estimates will be converted into reserves.

Significant drilling work will have to be conducted in order to convert the historical resource estimates set out herein into NI 43-101 mineral resources estimates. Any zinc, lead and silver exploration program entails risks relating to the location of ore bodies that are economically viable to mine, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, licenses and consents and the construction of mining and processing facilities at any site chosen for mining. No assurance can be given that any exploration program will result in the discovery of new reserves or resources or that the expansion of existing resources will be successful.

Additional Funding and Dilution

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

Issuances of additional securities, including pursuant to the exercise of the Broker Warrants, will result in a dilution of the equity interests of any person who may become a holder of Common Shares as a result of or subsequent to the Offering.

In order to exercise the option pursuant to the LIK Block Agreement, the Company must spend the Required Expenditure Amount prior to 2018. The Required Expenditure Amount is currently estimated to be approximately US$40,000,000. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation. See "Business of the Company — LIK Block Agreement with Teck American".

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the *General Mining Law of 1872*. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Property Interests

The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. The Company has to fulfil certain obligations with respect to maintaining title to its LIK property. No guarantee can be given that the Company will be in a position to comply with all such conditions and obligations. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed.

There can be no assurance that the Company's rights to the LIK property are valid and exist as set out in this prospectus and will not be challenged by third parties claiming an interest in the property. The LIK property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

The Company's property interest is also subject to the LIK Block Agreement. To maintain its rights under such agreement, the Company is required to expend certain amounts of funds on the property and to maintain the property by paying government claim and other fees. If the Company fails to make these payments or fails to maintain the property in good standing, the Company may lose its right to such property and forfeit any funds expended to such time.

Acquisition of Additional Mineral Properties

There is no assurance that the Company will be able to acquire, or acquire interests in, other mineral properties of merit, whether by way of option or otherwise.

Limited Operating History

The Company was recently incorporated and therefore does not have a track record or operating history upon which investors may rely. The historical financial statements of the Company included in this prospectus are based upon the historical results and are not necessarily indicative of what the consolidated financial position, operating results and cash flows would have been had the Company been a separate, publicly-traded company during those periods with NI 43-101 compliant mineral resources.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company's success. The Company has not purchased any "key-man" insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other natural resource companies that may give rise to conflicts of interest. The directors and most of the officers of the Company have either other full-time employment or other business or time restrictions placed on them and accordingly, the Company will not be the only business enterprise of these directors and officers.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to the LIK property for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to increase its interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned. The Company can never be certain that it or the parties with which it has concluded option agreements will have valid title to relevant mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law are often complex. The Company does not carry title insurance on its properties. A successful claim that the Company or one of the parties with which it has concluded an option agreement does not have title to a property could cause the Company to lose its rights to that property, perhaps without compensation for its prior expenditures relating to the property.

Infrastructure

Development and exploration activities depend on adequate infrastructure, including reliable roads, power sources, water supply and port (including storage) facilities. The Company's inability to secure adequate water, power resources or appropriate port (including storage) facilities, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company's operations and financial condition.

There is no assurance that the State of Alaska will permit the Company to construct a 13 mile road from the Red Dog road to the LIK property or that port (including storage) facilities will be obtained. Although the Company believes all necessary permits can be obtained under applicable laws, should the Company be prevented from constructing the 13 mile road then the ability to ship ore from the LIK property on an economic basis will not be possible.

Foreign Political Risk

The LIK property is located in the United States and, as such, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties. The Company's operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of governmental orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, including rock bursts, cave-ins, fires, flooding, earthquakes and other environmental occurrences may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Commodity Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

Recent increases in commodity prices have encouraged increases in exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment (including mining fleet equipment). Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and could increase potential scheduling difficulties and costs due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs or result in project delays or both. Any such material increase in costs would adversely affect the Company's results of operations and financial condition.

Discretion in the Use of Net Proceeds

The Company intends to use the net proceeds from this Offering as set forth under the heading "Use of Proceeds". The Company maintains broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth in this prospectus and other financings could adversely affect the Company's business and consequently, could adversely affect the price of the Common Shares on the open market.

Expected Continued Operating Losses

The Company has no operating history and there can be no assurance that the Company will ever be profitable. The Company has experienced losses from operations for each of the year ended December 31, 2006 and the six months ended June 30, 2007. The Company expects to incur losses, and possibly incur increased losses, in the foreseeable future. There is no guarantee that the Company will be able to reverse the operating losses or that the Company will ever be consistently profitable.

No History of Dividends

The Company has never paid a dividend on its Common Shares and does not expect to do so in the foreseeable future. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant. Accordingly, it is likely that investors will not receive any return on their investment in the Common Shares other than possible capital gains.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on our financial position, results of operations or the Company's mining and project development operations.

Foreign Currency Risk

A substantial portion of the Company's expenses are now, and are expected to continue to be, incurred in United States dollars. The Company's business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. The Company's financial results are reported in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company's business, financial condition and results of operations and could result in losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Lack of Trading History of the Common Shares

The Common Shares have no history of trading. There can be no assurance that an active and liquid trading market will develop for the Common Shares on any securities exchange upon which the Common Shares may be listed, the failure of which may have a material and adverse impact on the value of the Common Shares, and on the ability of a purchaser to dispose of the Common Shares in a timely manner, or at all.

In addition, securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities after the Offering, and the market price of the Common Shares may decline below the Offering Price. As a result of this volatility, investors may not be able to sell their Common Shares at or above the Offering Price. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm our profitability and reputation.

PROMOTER

Gil Atzmon, the Chairman and Chief Executive Officer of the Company, took the initiative in founding and organizing the Company's business and affairs and accordingly may be considered to be a promoter of the Company within the meaning of applicable securities regulation. Information concerning Mr. Atzmon's ownership of Common Shares is set out under "Principal Shareholders". Mr. Atzmon is not selling any Common Shares pursuant to the Offering. Immediately following the completion of the Offering (assuming the maximum Offering, and after giving effect to the issuance of the aggregate of 22,775,900 Common Shares underlying the Special Warrants outstanding as at the date hereof), Mr. Atzmon will hold ● % of the issued and outstanding Common Shares.

LEGAL PROCEEDINGS

The Company is not subject to any legal proceedings material to the Company to which the Company or any of its subsidiaries is a party or of which any of the Company's properties is the subject matter and no such proceedings are known to the Company to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the interests of certain directors, officers and shareholders of the Company as described elsewhere in this prospectus, none of the directors or officers of the Company, nor any associate or affiliate thereof, has had a direct or indirect material interest in any transaction within the three years prior to the date hereof or proposed transaction which has materially affected or will materially affect the Company.

RELATED PARTY TRANSACTIONS

Other than as disclosed in this prospectus and the financial statements which form a part of this prospectus, the Company has not entered into any material transactions with any related party.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, located at 7th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3S7. The auditors are independent of the Company.

The Company will retain Olympia Transfer Services Inc., in Toronto, Ontario to act as registrar and transfer agent for the Common Shares. Common Shares will be issued in registered form.

MATERIAL CONTRACTS

The following are the material contracts of the Company, other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of this prospectus or will be entered into at or prior to the closing of the Offering:

(a) LIK Block Agreement;

(b) GCO Assignment Agreement;

(c) the Agency Agreement referred to under "Plan of Distribution"; and

(d) the Escrow Agreement referred to under "Escrowed Securities".

The material contracts described above and once entered into, together with the Technical Report and any other documents regarding the Company referred to in this prospectus, may be inspected at the offices of the Company's Canadian counsel, Fasken Martineau DuMoulin LLP, Suite 4200, 66 Wellington Street West, Toronto, Ontario, M5K 1N6 during normal business hours during the period of the distribution of the securities hereunder, or they may be viewed on the Internet at www.sedar.com.

EXPERTS

Certain information in this prospectus of an economic, scientific or technical nature in respect of the Company's mining project are based upon the Technical Report. The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, as is the author of the Technical Report within the meaning of NI 43-101.

The author of the Technical Report has reviewed the information in this prospectus which relates to information contained in the Technical Report and has confirmed to the Company that the information presented is an accurate, balanced and complete extract of information covered in the Technical Report.

LEGAL MATTERS

In connection with this Offering, certain legal matters relating to the issue and sale of the Common Shares will be passed upon by Fasken Martineau DuMoulin LLP on behalf of the Company and by McCarthy Tétrault LLP on behalf of the Agents. The partners and associates of each firm are expected to own less than one percent of the Common Shares upon the closing of the Offering.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt, or deemed receipt, of a prospectus and any amendment thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces and territories, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

ZAZU METALS CORPORATION

Interim Financial Statements
June 30, 2007
(in US Dollars)
(unaudited)

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Consolidated Balance Sheet

	June 30, 2007	December 31, 2006
	In U.S. dollars (unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents (Note 8)	$ 7,244,520	$10,511,517
Advances and prepaids	173,391	—
Receivables	2,091	62
	7,420,002	10,511,579
Deferred costs (Note 4)	—	60,000
Mineral properties (Note 9)	20,334,911	—
	$27,754,913	$10,571,579
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 191,121	$ 295,567
Due to related party (Note 5)	68,659	60,000
	259,780	355,567
SHAREHOLDERS' EQUITY		
Capital stock (Note 3)	205,000	5,000
Special Warrants (Note 3)	26,816,479	10,048,475
Contributed Surplus (Note 3)	649,095	319,983
Deficit	(175,441)	(157,446)
	27,495,133	10,216,012
	$27,754,913	$10,571,579

Subsequent events — Note 11

Approved by the Board of Directors

Sgd. "GIL ATZMON"
Gil Atzmon
Director

Sgd. "MICHAEL A. STEEVES"
Michael A. Steeves
Director

The accompanying notes are an integral part of these financial statements.

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the Three and Six Months Ended June 30, 2007

	Three months Ended June 30, 2007	Six months Ended June 30, 2007
	In U.S. dollars (unaudited)	
Expenses		
Salaries	$ 34,869	$ 67,073
Consulting	30,000	60,000
Professional fees	49,876	63,886
Travel	8,310	21,979
Investor and shareholder relations	17,497	28,321
Regulatory fees	2,368	3,662
Incorporation costs	—	5,367
Insurance	5,875	5,875
Office administration	5,969	10,644
Rent	1,898	3,103
Foreign exchange loss	(7,192)	(7,229)
Bank charges	233	426
Loss before other item	149,703	263,107
Other Items		
Interest income	(125,428)	(245,112)
Net loss and comprehensive loss for the period	(24,275)	(17,995)
Deficit, Beginning of the Period	(151,166)	(157,446)
Deficit, End of the Period	$ (175,441)	$ (175,441)
Basic and Diluted Loss per share (Note 2d)	$ —	$ —
Weighted average number shares outstanding	16,736,764	16,588,938

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
For the Three and Six months Ended June 30, 2007

	Three months Ended June 30, 2007	Six months Ended June 30, 2007
	In U.S. dollars (unaudited)	
Cash was provided by (used in):		
Operating activities		
Income (loss)for the period	$ (24,275)	$ (17,995)
Writeoff of incorporation costs	—	5,367
	(24,275)	(12,628)
Receivables	8,860	(2,029)
Prepaids & advances	(144,891)	(173,391)
Accounts payables	(38,848)	(104,446)
Deferred costs	—	54,635
Net cash used in operating activities	(199,154)	(237,859)
Financing activities		
Advance from related party	10,300	8,658
Shares issued for cash	100,000	100,000
Special warrants issued for cash	18,545,200	18,645,200
Special warrants issuance costs	(1,405,927)	(1,448,084)
Net cash used in financing activities	17,249,573	17,305,774
Investing Activities		
Deferred exploration costs incurred	(56,903)	(86,393)
Property acquisition	(20,097,314)	(20,248,519)
Net cash provided by investing activities	(20,154,217)	(20,334,912)
(Decrease) increase in cash	(3,103,798)	(3,266,997)
Cash, Beginning of the Period	10,348,318	10,511,517
Cash, End of the Period	$ 7,244,520	$ 7,244,520
Cash position consists of:		
Bank	$ 6,744,520	$ 6,744,520
Term deposits	500,000	500,000
Peterson Law Trust Account	—	
Cash, end of the Period	$ 7,244,520	$ 7,244,520

Supplementary Cash Flow Information — Note 6

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Notes to the Consolidated Interim Financial Statements
June 30, 2007
In US Dollars
(unaudited)

1. Nature of Operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the acquisition and exploration of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007.

The Company is currently exploring a mineral exploration property located in the State of Alaska, United States (see note 9).

2. Significant Accounting Policies

a) Basis of Presentation

These financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada.

b) Fiscal Period

The Company's fiscal year-end is December 31.

c) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

d) Loss per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by application of the treasury stock method.

e) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

f) Foreign currency translation

The Company's functional and reporting currency is the US dollar. The Company is based in Canada and its Canadian dollar accounts are re-measured into US dollars using the temporal method as follows:

i) Monetary items at the rate prevailing at the balance sheet date;

ii) Non-monetary items at the historical exchange rate;

iii) Revenue and expense are translated at the average exchange rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;

iv) Exchange gains and losses on foreign currency translation are included in operations for the period.

g) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

h) Financial instruments

Financial assets, except those classified as held to maturity, and derivative financial instruments are measured at fair value. All financial liabilities are measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All investments are to be designated as available for sale. As at the period end the financial liabilities are measured at cost and the Company held no investments.

i) ***Comprehensive income/loss***

Comprehensive income/loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. As at the period end no amounts were recorded in the comprehensive income/loss.

j) ***Fair value of financial instruments***

Financial instruments include cash and cash equivalents, marketable securities and accounts payable and accrued liabilities. The fair value of arms-length financial instruments approximates their carrying value due to their short-term maturity.

k) ***Risk management***

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

l) ***Asset Retirement Obligations***

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at the period end, the Company had no asset retirement obligation.

m) ***Deferred Costs***

Cost related to locating and evaluating property acquisitions are deferred until an agreement has been entered into by the Company. The deferred costs are then reallocated to mineral properties. If no agreement is entered into, the deferred costs are expensed as property investigation costs.

n) ***Variable Interest Entities***

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.

The Company does not currently have any VIE's for the period ending June 30, 2007.

o) ***Share Capital***

i. The proceeds from the exercise of stock options or warrants are recorded as share capital.

ii. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common shares is based on the market close on the date the units are issued and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

p) ***Asset impairment***

The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing.

3. Capital Stock

Details are as follows:

a) ***Common shares***

Authorized:

Unlimited Common shares ("Common Shares")

Unlimited Special Voting Shares ("Special Voting Shares")

Common shares issued and outstanding	Number	Amount
Common shares issued for cash pursuant to private placement	5,000,000	5,000
Balance, December 31, 2006	5,000,000	5,000
Shares issued for cash	100,000	100,000
Shares issued upon exercise of 2006 special warrants	100,000	100,000
Balance, June 30, 2007	5,200,000	205,000

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at $0.001 per share for total proceeds of $5,000.

The Company issued 100,000 common shares to a holder of 100,000 2006 Special Warrants (defined in paragraph 3(b) below) upon exercise in accordance with the terms thereof on January 21, 2007.

During the period ended June 30, 2007, the Company issued 100,000 common shares at $1.00 per share.

b) *Special warrants:*

Issued:	Special Warrants Outstanding	Amount
Special warrants issued for cash pursuant to private placement	11,400,000	11,400,000
Fair value of broker warrants	—	(319,983)
Special warrant issuance costs	—	(1,031,542)
Balance, December 31, 2006	11,400,000	10,048,475
Special warrants issued for cash pursuant to private placement	10,654,400	18,645,200
Exercise of 2006 Special Warrants	(100,000)	(100,000)
Fair value of broker warrants	—	(329,112)
Special warrant issuance costs	—	(1,448,084)
Balance, June 30, 2007	21,954,400	26,816,479

The Company completed the first tranche of a private placement on June 28, 2007, issuing 10,654,400 special warrants (the "2007 Special Warrants") at a price of $1.75 per special warrant for gross proceeds of $18,645,200. The Company also issued 532,720 broker special warrants with a fair value of $329,112 (Note 3c) (the "2007 Broker Special Warrants") and paid a 7% commission in the amount of $1,305,164 and $142,920 in legal fees and other costs for total cash offering costs of $1,448,084 and net proceeds of $17,197,116.

The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of the entire 50% interest of GCO Minerals Company ("GCO") in the LIK property and the LIK Block Agreement.

The Company completed a private placement on December 20, 2006, issuing 11,400,000 special warrants (the "2006 Special Warrants") at a price of $1.00 per special warrant for gross proceeds of $11,400,000. The Company also issued 906,400 broker special warrants (Note 3c) (the "2006 Broker Special Warrants") and paid an 8% commission to the agent in the amount of $906,400 and $125,142 in legal fees for total offering costs of $1,031,542 and net proceeds of $10,368,458.

The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into an exploration and option agreement with GCO (the "GCO Exploration and Option Agreement"). Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2007 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date will be automatically exercised on such date.

Each 2006 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date will be automatically exercised on such date.

For purposes of both the 2006 Special Warrants and the 2007 Special Warrants, a "Liquidity Event" means the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized exchange and are freely tradable (subject to any applicable control block restrictions).

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per Special Warrant) for the Special Warrants:

(a) In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Special Warrants of the subject class will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Special Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Special Warrants, and being June 28, 2008 in respect of the 2007 Special Warrants).

(b) The Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the subject Special Warrant offering (being $1.00 per Special Warrant in respect of the 2006 Special Warrants, and being $1.75 per Special Warrant in respect of the 2007 Special Warrants) (as applicable, the "Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the subject Special Warrants will be equal to the Dilutive Offering Price.

c) *Special Voting Shares:*

Issued:	**Shares Outstanding**	**Amount**
Special Voting Shares issued pursuant to private placement	11,400,000	$Nil
Balance, December 31, 2006	11,400,000	$Nil
Special voting shares issued pursuant to private placement	10,654,400	$Nil
Special warrant exercise	(100,000)	$Nil
Balance, June 30, 2007	21,954,400	$Nil

As part of the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the Company issued an aggregate of 22,875,900 Special Voting Shares to the purchasers of the Special Warrants, being one Special Voting Share per Special Warrant issued. Each Special Voting Share entitles the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the Special Warrant to which the Special Voting Share relates. With respect to any written consent sought from the holders of Common Shares, each vote attached to the Special Voting Share will be exercisable on the same basis as set forth above. The purpose of the Special Voting Shares is solely to provide to the holders thereof the same voting rights they would have had if they directly acquired the Common Shares underlying the Special Warrants which they purchased (and, accordingly, the Special Voting Shares will be cancelled upon exchange of the related Special Warrants for Common Shares).

All rights of a holder of Special Warrants to exercise votes attached to Special Voting Shares will cease upon the exchange of all such holder's Special Warrants for Common Shares.

The Special Voting Shares do not entitle the holders to receive any distributions from the Company or any of the net assets of the Company in the event of a termination or winding-up of the Company. Any Special Voting Shares acquired by the Company will immediately cease to represent an entitlement to vote at meetings of shareholders. A Special Voting Share is not transferable separately from the Special Warrant to which it relates, and a Special Voting Share will automatically be transferred upon a permitted transfer of the related Special Warrant. Special Voting Shares are evidenced only by the certificates representing the associated Special Warrants and will be cancelled upon the exchange of the related Special Warrants for Common Shares.

Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the holders of Common Shares, the Special Voting Shares do not confer upon the holders thereof any other rights.

d) *2007 & 2006 broker warrants and contributed surplus:*

In connection with the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the agent for such offerings was issued broker special warrants entitling the agent to receive Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares as follows:

	Number of Common Shares Underlying Warrants	**Weighted Average Exercise Price**
Granted to agent of 2006 Special Warrant placement (2006 Broker Special Warrants)	906,400	$1.00
Balance, December 31, 2006	906,400	$1.00
Granted to agent of 2007 Special Warrant placement (2007 Broker Special Warrants)	532,720	$1.75
Balance, June 30, 2007	1,439,120	$1.28

Each 2007 Broker Special Warrant is exercisable, at any time for no additional consideration, for one warrant (a "2007 Broker Warrant") (and will be automatically exercised for 2007 Broker Warrants at the same time as automatic exercise of the 2007 Special Warrants occurs, as described under Note 3b). Each 2007 Broker Warrant is exercisable for one Common Share until the later of December 28, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.75 per share.

Each 2006 Broker Special Warrant is exercisable, for no additional consideration, for one warrant (a "2006 Broker Warrant") (and will be automatically exercised for 2006 Broker Warrants at the same time as automatic exercise of the 2006 Special Warrants occurs, as described under Note 3b). Each 2006 Broker Warrant is exercisable for one Common Share until the later of June 20, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.00 per share.

In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Broker Warrants of the subject class will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Broker Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Broker Warrants, and being June 28, 2008 in respect of the 2007 Broker Warrants).

The fair value of the Broker Special Warrants granted was estimated on the date of grant using the Black-Scholes Option Pricing Model and the broker warrants estimated fair value of $329,112 (2006-$319,983) was recorded in Contributed Surplus based on the following weighted average assumptions:

	2007	2006
Expected dividend yield	0%	0%
Expected stock price volatility	70%	75%
Risk free rate	4.2%	4.2%
Expected life of warrants	1.5 years	1.5 years

4. Deferred Costs

The Company incurred $60,000 in costs during the period consisting of costs related to evaluating the LIK property subsequent to the period end (Note 9). These costs were charged to mineral properties at the time that the LIK property agreement was consummated (Note 9).

5. Related Party Transactions

(a) As at June 30, 2007, the Company owed $61,659 (December 31, 2006 — $60,000) to a company controlled by a senior officer and director of the Company, which amount relates to third party costs for mineral property expenditures and administrative expenses. The amount is interest free and was paid in full subsequent to the end of the period.

(b) The Company has paid certain share issuances, incorporation and legal costs in the amount of $56,256 (December 31, 2006 — $42,766) to a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. Supplement Cash Flow Information

Supplemental Disclosure of Non-Cash Financing and Investing Activities include:	2007	2006
Deferred costs	$ —	$ 60,000
Agent warrants	$329,112	$319,983

7. Income Taxes

a) Reconciliation of Company's statutory and effective tax rates:

	For the period from January 1 to June 30, 2007
Statutory Rate	34.12%
Net loss for the period	$ 17,995
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	6,139
Deductible portion of special warrants issue costs	494,086
Non-deductible incorporation costs	(1,831)
Losses for which no tax benefit has been recognized	(498,394)
Income tax recovery	$ —

b) The significant components of the Company's future tax assets, assuming a future tax rate of 34.12%, are as follows:

	June 30, 2007	December 31, 2006
Non-capital losses	$ 297,290	$ 123,772
Share and special warrants issue costs	606,446	281,570
	903,736	405,342
Less: Valuation allowance	(903,736)	(405,342)
Net future tax asset	$ —	$ —

c) The Company has accumulated losses of $871,307 which may be used to reduce future year's taxable income. These losses expire as follows:

	Year	Amount	Amount
	2027	$508,553	$ —
	2026	$362,754	$362,754
Non capital loss carryforward		$871,307	$362,754

8. Restricted Cash

The $10,493,600 raised from the Company's 2006 Special Warrant private placement (Note 3) were restricted until the Company had successfully entered into the exploration and option agreement with GCO (Note 9).

9. Mineral Properties

LIK Property

Mineral Property Costs	June 30, 2007
Acquisition	$20,248,519
Geological	28,812
Mapping	27,792
Site Administration	13,560
Charter Aircraft	10,955
Drilling costs	3,599
Travel	1,524
Renewals & filings	150
Mineral Property Costs for the Period	20,334,911
Mineral Property Costs — Beginning of Period	—
Mineral Property Costs — End of Period	$20,334,911

On February 26, 2007, Zazu Alaska signed the GCO Exploration and Option Agreement. This agreement gave Zazu Alaska the right to acquire from GCO, on certain terms and conditions (including cash payments of up to $21,230,000 and exploration expenditures of $40,000,000 inclusive of exploration expenditures required to be made under the LIK Block Agreement defined below), up to 62.5% of GCO's interest in the following: (i) GCO's undivided 50% interest in certain state mining locations situated in the Barrow Recording District in the State of Alaska, United States, and other assets related to the properties, subject to a pre-existing 1% net profits interest; and (ii) GCO's right to acquire a further interest in such lands from the holder of the other undivided 50% interest, Teck Cominco American Inc. ("Teck American"), pursuant to an agreement dated October 17, 1984 (the "LIK Block Agreement").

Under the LIK Block Agreement, GCO was the operator and had the right to earn from Teck American a further 30% interest in the LIK Block by incurring $25.0 million in exploration expenditures on or before January 27, 2018, subject to certain inflation adjustments on the unspent amount effective from February 1, 1988.

To date, a total of $4,984,302 has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement all of which were incurred prior to 1992. The adjusted amount of qualifying expenditures is currently estimated to be approximately $40,000,000. In accordance with the LIK Block Agreement, at the time this expenditure obligation is satisfied, Teck American has a one time election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that GCO would become the holder of a 100% undivided interest in the LIK Block subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Prior to June 28, 2007, Zazu Alaska had made total payments of $130,000 to GCO pursuant to the terms of the GCO Exploration and Option Agreement. On June 28, 2007, Zazu Alaska completed the purchase of GCO's interest in the LIK Block pursuant to the terms of a purchase and sale agreement dated May 31, 2007 such that Zazu Alaska acquired a 50% undivided interest in the LIK property and related assets, and became the assignee of all of GCO's right, title and interest in the LIK Block Agreement, in consideration for a cash payment of $20,000,000 and the grant of a 2% net proceeds interest. The exploration expenditures must still be incurred in order to obtain a further 30% and the election by Teck American must occur in order to obtain the final 20% in the LIK Block property. The Company guaranteed the obligations of Zazu Alaska pursuant to the terms of the purchase and sale agreement.

10. Segmented Information

As at June 30, 2007 and the six month period then ended, the Company has two reportable geographical segments: Canada and the United States.

	Net loss and comprehensive loss	Assets
Canada	$17,995	$ 7,278,848
United States	$ Nil	$20,476,065

11. Subsequent Events

a) Pursuant to a private placement completed on July 5, 2007, the Company issued a further 821,500 2007 Special Warrants at $1.75 per 2007 Special Warrant for gross proceeds of $1,437,625. The Company also issued a further 41,075 2007 Broker Special Warrants and paid a 7%

commission in the amount of $100,634 and $2,500 in legal fees. Details related to the 2007 Special Warrants and the 2007 Broker Special warrants are in note 3bi) and in note 3d respectively.

b) During the current period, the Company entered into a contract to purchase a drill for an aggregate purchase price of $267,175 (received subsequent to June 30, 2007).

c) On August 2, 2007, the Company entered into a drilling agreement with Frontier Exploration LLC ("Frontier"), pursuant to which Frontier agreed to (i) complete a minimum of 30,000 feet of drilling on certain claims located on the LIK property, and (ii) drill holes and maintain holes, move equipment, build pads, and conduct related activities, as directed by the Company and in accordance with agreed-upon rates.

The drilling contract provides that the work program was to commence on or about August 1, 2007 and that Frontier was to receive a contract bonus in the amount of $100,000, plus an additional award bonus amount equal to $5,000 per week, to a maximum of $25,000, for every week prior to September 5, 2007 that Frontier began the work program on site. Frontier commenced work on August 1, 2007 and as a result was paid a total bonus of $125,000.

d) On August 27, 2007, the Company issued 151,571 common shares to subscribers including directors and officers of the Company at a subscription price of $1.75 per share for gross proceeds of $265,249 measured at the exchange rate on the date of receipt of funds.

e) On August 1, 2007, the Company entered into consulting and employment agreements with the officers of the Company. The following outlines the agreements:

- Chairman and Chief Executive Officer, 5 year contract with annual consulting fee of $185,000.
- President and Chief Operating Officer, 5 year employment contract with annual salary of $160,000.
- Vice President and General Legal Counsel, 5 year contract with annual consulting fee of $160,000.
- Vice President of Exploration, 3 year contract with consulting fee of $60 per hour.

The Company may terminate the agreements of the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the Vice President and General Counsel at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

f) On September 18, 2007 the Company approved a stock option plan and granted options to directors, officers and consultants to acquire a total of 2,775,000 Common Shares at an exercise price per share to be the same as the offering price under the Company's proposed initial public offering, and to be exercisable until the fifth anniversary after the date of listing the common shares on the Toronto Stock Exchange ("TSX"), with such options vesting as to 1/3 of the options on each of 90 days, 12 months and 18 months after the date of listing.

g) On September 18, 2007, the Company's Board of Directors approved the filing of a prospectus for an initial public offering ("IPO") to raise gross proceeds of $ ● , and approved an application for the listing of the Company's common shares on the TSX.

Pursuant to the terms of an agency agreement dated ● , 2007, Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc. and Cormark Securities Inc. (collectively, the "Agents") have agreed to act as agents on a best efforts basis for the IPO. Under the terms of the agency agreement, the Agents will receive a cash commission equal to 7.0% of the gross proceeds of the IPO. The Company's share of issue expenses are estimated at $ ● .

The Company also granted an over-allotment option to the Agents, to purchase up to an additional 15% of the number of common shares subject to the IPO at $ ● per common share, which if exercised in full, will increase the gross proceeds of the offering by a maximum of $ ● . The over-allotment option will be exercisable for a 30-day period following closing of the IPO.

The IPO and the listing of the Company's common shares on the TSX are subject to regulatory and other approvals.

ZAZU METALS CORPORATION

Annual Financial Statements
From Incorporation Date of November 29, 2006 to
December 31, 2006
(in US Dollars)

Management Responsibility for Financial Reporting

The accompanying financial statements of Zazu Metals Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgment. A system of internal control is maintained to provide reasonable assurance that the financial information is accurate and reliable.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

"GIL ATZMON"	"MICHAEL A. STEEVES"
Chairman of the Board and CEO	President and COO

Vancouver, British Columbia
June 15, 2007

Auditors' Report

TO THE DIRECTORS OF
ZAZU METALS CORPORATION

We have audited the balance sheet of **Zazu Metals Corporation** as at December 31, 2006 and the statements of loss, comprehensive loss and deficit, and cash flows for the period from incorporation date of November 29, 2006 to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the period from November 29, 2006 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
October ●, 2007

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Balance Sheet

	December 31, 2006
	In U.S. dollars
ASSETS	
Current assets	
Cash and cash equivalents (Note 8)	$10,511,517
Tax receivable	62
	10,511,579
Deferred costs (Note 4)	60,000
	$10,571,579
LIABILITIES	
Current liabilities	
Accounts payable and accrued liabilities	$ 295,567
Due to related party (Note 5)	60,000
	355,567
SHAREHOLDERS' EQUITY	
Capital stock (Note 3)	5,000
Special Warrants (Note 3)	10,048,475
Contributed Surplus (Note 3)	319,983
Comprehensive income (loss)	—
Deficit	(157,446)
	10,216,012
	$10,571,579

Nature of Operations — Note 1
Subsequent events — Note 9

Approved by the Board of Directors

Sgd. "Gil Atzmon"
Gil Atzmon
Director

Sgd. "Michael A. Steeves"
Michael A. Steeves
Director

The accompanying notes are an integral part of these financial statements.

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Statements of Loss, Comprehensive Loss and Deficit
From Incorporation Date of November 29, 2006 to December 31, 2006

	Incorporation date to December 31, 2006
	In U.S. dollars
Expenses	
Consulting	$ 100,000
Salaries	50,000
Professional fees	10,000
Travel	8,608
Incorporation costs	1,000
Investor and shareholder relations	722
Postage	33
Bank Charges	20
Loss before other item	170,383
Other Item	
Interest income	(12,937)
Net loss and comprehensive loss for the period	157,446
Deficit, Beginning of the Period	—
Deficit, End of the Period	$ 157,446
Basic and Diluted Loss per share (Note 2d)	$ 0.03
Weighted average number of shares outstanding	5,950,000

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Statement of Cash Flows
From Incorporation Date of November 29, 2006 to December 31, 2006

	In U.S. dollars
Cash was provided by (used in):	
Operating activities	
Loss for the period	$ (157,446)
Writeoff of incorporation costs	1,000
Changes in noncash working capital items	294,505
Net cash used in operating activities	138,059
Financing activities	
Shares issued for cash	5,000
Special warrants issued for cash	11,400,000
Special warrants issuance costs	(1,031,542)
Net cash used in financing activities	10,373,458
Increase in cash	10,511,517
Cash and cash equivalents, Beginning of the Period	—
Cash and cash equivalents, End of the Period	$10,511,517
Cash and cash equivalents position consists of:	
Equity Transfer Trust Account	$10,506,537
Peterson Law Trust Account	4,980
Cash and cash equivalents, End of the Period	$10,511,517

Supplementary Cash Flow Information — Note 6

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Notes to the Annual Financial Statements
From Incorporation Date of November 29, 2006 to December 31, 2006
In US Dollars

1. Nature of Operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the acquisition and exploration of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company has not commenced commercial operations and as at period end, had no significant assets other than cash generated by its initial private placement. Subsequent to the period end, the Company commenced the process of identifying mineral properties acquisitions as indicated in subsequent events note (Note 9b).

2. Significant Accounting Policies

a) Basis of presentation

These financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada.

b) Fiscal period

The Company's fiscal year-end is December 31.

c) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

d) Loss per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by application of the treasury stock method.

e) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

f) Foreign currency translation

The Company's functional and reporting currency is the US dollar. The Company is based in Canada and its Canadian dollar accounts are re-measured into US dollars using the temporal method as follows:

i) Monetary items at the rate prevailing at the balance sheet date;

ii) Non-monetary items at the historical exchange rate;

iii) Revenue and expense are translated at the average exchange rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;

iv) Exchange gains and losses on foreign currency translation are included in operations for the period.

g) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

h) Financial instruments

Financial assets, except those classified as held to maturity, and derivative financial instruments are measured at fair value. All financial liabilities are measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All investments are to be designated as available for sale. As at the period end financial liabilities are measured at cost and the Company held no investments.

i) ***Comprehensive income/loss***

Comprehensive income/loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. As at the period end no amounts were recorded in comprehensive income/loss.

j) ***Fair value of financial instruments***

Financial instruments include cash and cash equivalents, marketable securities and accounts payable and accrued liabilities. The fair value of arms-length financial instruments approximates their carrying value due to their short-term maturity.

k) ***Risk management***

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

l) ***Asset retirement obligations***

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at the period end, the Company had no asset retirement obligations.

m) ***Deferred costs***

Costs related to locating and evaluating property acquisitions are deferred until an agreement has been entered into by the Company. The deferred costs are then reallocated to mineral properties. If no agreement is entered into, the deferred costs are expensed as property investigation costs.

n) ***Variable Interest Entities***

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.

The Company does not currently have any VIE's for the period ending December 31, 2006.

o) ***Share capital***

i) The proceeds from the exercise of stock options or warrants are recorded as share capital.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common shares is based on the market close on the date the units are issued and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

p) ***Asset impairment***

The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing

3. Capital Stock

Details are as follows:

a) ***Common shares***

Authorized:

Unlimited common shares ("Common Shares")

Unlimited special voting shares ("Special Voting Shares")

Common shares issued and outstanding	Number	Amount
Common Shares issued for cash pursuant to private placement	5,000,000	$5,000
Balance, December 31, 2006	5,000,000	$5,000

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at $0.001 per share for total proceeds of $5,000.

b) ***Special warrants***

Issued:	Special Warrants Outstanding	Amount
Special warrants issued for cash pursuant to private placement	11,400,000	$11,400,000
Fair value of broker warrants	—	(319,983)
Special warrant issuance costs	—	(1,031,542)
Balance, December 31, 2006	11,400,000	$10,048,475

The Company completed a private placement on December 20, 2006, issuing a total of 11,400,000 special warrants (the "2006 Special Warrants") at $1.00 per 2006 Special Warrant for gross proceeds of $11,400,000. The Company also issued 906,400 broker special warrants with a fair value of $319,983 (Note 3d) (the "2006 Broker Special Warrants") and paid an 8% commission to the agent in the amount of $906,400 and $125,142 in legal fees.

The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into an exploration and option agreement with GCO (the "GCO Exploration and Option Agreement"). Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2006 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date will be automatically exercised on such date.

For purposes of the 2006 Special Warrants, a "Liquidity Event" means the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized exchange and are freely tradable (subject to any applicable control block restrictions).

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the 2006 Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per Special Warrant) for the 2006 Special Warrants:

(a) In the event that the Company does not complete a Liquidity Event by December 20, 2007, the 2006 Special Warrants will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event.

(b) The 2006 Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the 2006 Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the 2006 Special Warrant offering, which was $1.00 per 2006 Special Warrant (the "2006 Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the 2006 Special Warrants will be equal to the 2006 Dilutive Offering Price.

c) ***Special Voting Shares:***

Issued:	Shares Outstanding	Amount
Special Voting Shares issued pursuant to private placement	11,400,000	$Nil
Balance, December 31, 2006	11,400,000	$Nil

As part of the offering of the 2006 Special Warrants, the Company issued an aggregate of 11,400,000 Special Voting Shares to the purchasers of the 2006 Special Warrants, being one Special Voting Share per 2006 Special Warrant issued. Each Special Voting Share entitles the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the 2006 Special Warrant to which the Special Voting Share relates. With respect to any written consent sought from the holders of Common Shares, each vote attached to the Special Voting Share will be exercisable on the same basis as set forth above. The purpose of the Special Voting Shares is solely to provide to the holders thereof the same voting rights they would have had had they directly acquired the Common Shares underlying the 2006 Special Warrants which they purchased (and, accordingly, the Special Voting Shares will be cancelled upon exchange of the related 2006 Special Warrants for Common Shares).

All rights of a holder of 2006 Special Warrants to exercise votes attached to Special Voting Shares will cease upon the exchange of all such holder's 2006 Special Warrants for Common Shares.

The Special Voting Shares do not entitle the holders to receive any distributions from the Company or any of the net assets of the Company in the event of a termination or winding-up of the Company. Any Special Voting Shares acquired by the Company will immediately cease to represent an entitlement to vote at meetings of shareholders. A Special Voting Share is not transferable separately from the 2006 Special Warrant to which it relates, and a Special Voting Share will automatically be transferred upon a permitted transfer of the related 2006 Special Warrant. Special Voting Shares are evidenced only by the certificates representing the associated 2006 Special Warrants and will be cancelled upon the exchange of the related 2006 Special Warrants for Common Shares.

Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the holders of Common Shares, the Special Voting Shares do not confer upon the holders thereof any other rights.

d) ***2006 broker warrants and contributed surplus***

In connection with the offering of the 2006 Special Warrants, the agent for such offering was issued broker special warrants (the "2006 Broker Special Warrants") entitling the agent to receive 2006 Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares as follows:

	Number of Common Shares Underlying Warrants	Weighted Average Exercise Price
Granted to agent of 2006 Special Warrant placement	906,400	$1.00
Balance, December 31, 2006	906,400	$1.00

Each 2006 Broker Special Warrant is exercisable, at any time for no additional consideration, for one warrant (a "2006 Broker Warrant") (and will be automatically exercised for 2006 Broker Warrants at the same time as automatic exercise of the 2006 Special Warrants occurs, as described under Note 3b). Each 2006 Broker Warrant is exercisable for one Common Share until the later of June 20, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.00 per share.

In the event that the Company does not complete a Liquidity Event by December 20, 2007, the 2006 Broker Warrants will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event.

The fair value of the 2006 Broker Special Warrants granted was estimated on the date of grant using the Black-Scholes Option Pricing Model, and the estimated fair value of $319,983 was recorded in contributed surplus based on the following weighted average assumptions:

	2006
Expected dividend yield	0%
Expected stock price volatility	75%
Risk free rate	4.2%
Expected life of warrants	1.5 years

4. Deferred Costs

The Company incurred $60,000 in costs during the period consisting of costs related to evaluating the LIK property subsequent to the period end. These costs were charged to mineral properties at the time that the LIK property agreement was consummated (Note 9).

5. Related Party Transactions

(a) As at December 31, 2006, the Company owed $60,000 to a company controlled by a senior officer and director of the Company, which amount relates to third party costs for mineral property expenditures and administrative expenses. The amount is interest free and was paid in full subsequent to the end of the period.

(b) The Company has paid certain share issuances, incorporation and legal costs in the amount of $42,766 to a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. Supplementary Cash Flow Information

Supplemental Disclosure of Non-Cash Financing and Investing Activities include:	2006
Deferred costs	$ 60,000
Fair value of broker warrants	$319,983

7. **Income Taxes**

a) Reconciliation of Company's statutory and effective tax rates:

	For the period from November 29, 2006 to December 31, 2006
Statutory Rate	34.12%
Net loss for the period	$ 157,446
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	53,721
Deductible portion of special warrants issue costs	351,962
Non-deductible incorporation costs	(341)
Losses for which no tax benefit has been recognized	(405,342)
Income tax recovery	$ —

b) The significant components of the Company's future tax assets, assuming a future tax rate of 34.12%, are as follows:

	December 31, 2006
Non-capital losses	$ 123,772
Share and special warrants issue costs	281,570
	405,342
Less: Valuation allowance	(405,342)
Net future tax asset	$ —

c) The Company has accumulated losses of $362,754 which may be used to reduce future year's taxable income. These losses expire as follows:

	December 31, 2006
Net loss for the period	$157,446
Add (less):	
Incorporation costs	(1,000)
Deductible portion of share and special warrants issue costs	206,308
Net loss for tax purposes for the period ending December 31, 2006	$362,754

	Year	Amount
Non capital loss carryforward	2026	$362,754

8. **Restricted Cash**

The $10,493,600 raised from the Company's 2006 Special Warrant private placement (Note 3) were restricted until the Company had successfully entered into the GCO Exploration and Option Agreement (Note 9).

9. **Subsequent Events**

a) The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007. Zazu Alaska is the legal holder of all of the Company's mineral exploration interest in the State of Alaska.

b) On February 26, 2007, Zazu Alaska signed the GCO Exploration and Option Agreement. This agreement gave Zazu Alaska the right to acquire from GCO, on certain terms and conditions (including cash payments of up to $21,230,000 and exploration expenditures of $40,000,000 inclusive of exploration expenditures required to be made under the LIK Block Agreement (defined below), up to 62.5% of GCO's interest in the following: (i) GCO's undivided 50% interest in certain state mining locations situated in the Barrow Recording District in the State of Alaska, United States, and other assets related to the properties, subject to a pre-existing 1% net profits interest; and (ii) GCO's right to acquire a further interest in such lands from the holder of the other undivided 50% interest, Teck Cominco American Inc. ("Teck American"), pursuant to an agreement dated October 17, 1984 (the "LIK Block Agreement").

The LIK Block Agreement, the properties and other assets are referred to as the "LIK Block".

Under the LIK Block Agreement, GCO was the operator and had the right to earn from Teck American a further 30% interest in the LIK Block by incurring $25.0 million in exploration expenditures on or before January 27, 2018, subject to certain inflation adjustments on the unspent amount effective from February 1, 1988.

To date, a total of $4,984,302 has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement all of which were incurred prior to 1992. The adjusted amount of qualifying expenditures is currently estimated to be approximately $40,000,000. In accordance with the LIK Block Agreement, at the time this expenditure obligation is satisfied, Teck American has a one time election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that GCO would become the holder of a 100% undivided interest in the LIK Block subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Prior to June 28, 2007, Zazu Alaska had made total payments of $130,000 to GCO pursuant to the terms of the GCO Exploration and Option Agreement. On June 28, 2007, Zazu Alaska completed the purchase of GCO's interest in the LIK Block pursuant to the terms of a purchase and sale agreement dated May 31, 2007 such that Zazu Alaska acquired a 50% undivided interest in the LIK Block property and related assets, and became the assignee of all of GCO's right, title and interest in the LIK Block Agreement, in consideration for a cash payment of $20,000,000 (paid) and the grant of a 2% net proceeds interest. The exploration expenditures must still be incurred and the election by Teck American must occur in order to obtain the remaining 50% in the LIK Block property. The Company guaranteed the obligations of Zazu Alaska pursuant to the terms of the purchase and sale agreement.

c) On January 21, 2007, the Company issued 100,000 Common Shares to a holder of 100,000 2006 Special Warrants upon exercise in accordance with the terms thereof.

d) On February 18, 2007, the Company issued 100,000 common shares to the President & Chief Operating Officer at a subscription price of $1.00 per share for gross proceeds of $100,000 measured at the exchange rate on the date of receipt of funds.

e) The Company completed a private placement in two tranches on June 28, 2007 and July 5, 2007, issuing a total of 11,475,900 special warrants (the "2007 Special Warrants") at $1.75 per 2007 Special Warrant for gross proceeds of $20,082,825. The Company also issued 573,795 broker special warrants (the "2007 Broker Special Warrants") and paid a 7% commission ($1,405,798) to the agent and legal fees ($72,500) for total offering costs of $1,478,298 and net proceeds of $18,604,527.

The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of GCO's entire 50% interest in the LIK property and the LIK Block Agreement.

Each 2007 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date will be automatically exercised on such date.

Each 2007 Broker Special Warrant is exercisable, at any time for no additional consideration, for one warrant (a "2007 Broker Warrant") (and will be automatically exercised for 2007 Broker Warrants at the same time as automatic exercise of the 2007 Special Warrants occurs). Each 2007 Broker Warrant is exercisable for one Common Share until the later of December 28, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.75 per share.

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the 2007 Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per 2007 Special Warrant) for the 2007 Special Warrants:

(i) In the event that the Company does not complete a Liquidity Event by June 28, 2008, the 2007 Special Warrants (and the 2007 Broker Warrants) will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event.

(ii) The 2007 Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the 2007 Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the 2007 Special Warrant offering, which was $1.75 per Special Warrant (the "2007 Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the subject 2007 Special Warrants will be equal to the 2007 Dilutive Offering Price.

f) Subsequent to December 31, 2006, the Company entered into a contract to purchase a diamond drill and certain related equipment for an aggregate purchase price of $267,175.

g) On August 2, 2007, the Company entered into a drilling agreement with Frontier Exploration LLC ("Frontier"), pursuant to which Frontier agreed to (i) complete a minimum of 30,000 feet of drilling on certain claims located on the LIK property, and (ii) drill and maintain holes, move equipment, build pads, and conduct related activities, as directed by the Company and in accordance with agreed-upon rates.

The drilling contract provides that the work program was to commence on or about August 1, 2007 and that Frontier was to receive a contract bonus in the amount of $100,000, plus an additional award bonus amount equal to $5,000 per week, to a maximum of $25,000, for every week prior to September 5, 2007 that Frontier began the work program on site. Frontier commenced work on August 1, 2007 and as a result was paid a total bonus of $125,000.

h) On August 27, 2007, the Company issued 151,571 Common Shares to subscribers including directors and officers of the Company at a subscription price of $1.75 per share for gross proceeds of $265,249 measured at the exchange rate on the date of receipt of funds.

i) On August 1, 2007, the Company entered into consulting and employment agreements with the officers of the Company. The following outlines the agreements:

- Chairman and Chief Executive Officer, 5 year contract with annual consulting fee of $185,000.
- President and Chief Operating Officer, 5 year employment contract with annual salary of $160,000.
- Vice President and General Legal Counsel, 5 year contract with annual consulting fee of $160,000.
- Vice President of Exploration, 3 year contract with consulting fee of $60 per hour.

The Company may terminate the agreements of the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the Vice President and General Counsel at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

j) On September 18, 2007, the Company approved a stock option plan and granted options to directors, officers and consultants to acquire a total of 2,775,000 Common Shares at an exercise price per share to be the same as the offering price under the Company's proposed initial public offering, and to be exercisable until the fifth anniversary of the date of listing the common shares on the Toronto Stock Exchange ("TSX"), with such options vesting as to 1/3 of the options on each of 90 days, 12 months and 18 months after the date of listing.

k) On September 18, 2007, the Company's Board of Directors approved the filing of a prospectus for an initial public offering ("IPO") to raise gross proceeds of $ ● , and approved an application for the listing of the Company's common shares on the TSX.

Pursuant to the terms of an agency agreement dated ● , 2007, Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc. and Cormark Securities Inc. (collectively, the "Agents") have agreed to act as agents on a best efforts basis for the IPO. Under the terms of the agency agreement, the Agents will receive a cash commission equal to 7.0% of the gross proceeds of the IPO. The Company's share of issue expenses are estimated at $ ● .

The Company also granted an over-allotment option to the Agents, to purchase up to an additional 15% of the number of common shares subject to the IPO at $ ● per common share, which if exercised in full, will increase the gross proceeds of the offering by a maximum of $ ● . The over-allotment option will be exercisable for a 30-day period following closing of the IPO.

The IPO and the listing of the Company's common shares on the TSX are subject to regulatory and other approvals.

AUDITORS' CONSENT

We have read the prospectus of Zazu Metals Corporation (the "Company") dated October ●, 2007 relating to the issue and sale of ● common shares of the company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the company on the balance sheet of the company as at December 31, 2006 and the statements of loss and deficit and cash flows for the period ended December 31, 2006.

(signed) ●

Chartered Accountants

Vancouver, British Columbia
October ●, 2007

CERTIFICATE OF THE COMPANY

DATED: October 29, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Part XIV of the *Securities Act* (Newfoundland and Labrador), Section 63 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island), the *Securities Act* (Yukon), the *Securities Act* (Northwest Territories) and the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed, as required by the *Securities Act* (Québec) and the regulations thereunder.

ZAZU METALS CORPORATION

(Signed) GIL ATZMON Chief Executive Officer	(Signed) KERRY O. BEAMISH Chief Financial Officer

On behalf of the Board of Directors of Zazu Metals Corporation

(Signed) MICHAEL A. STEEVES Director	(Signed) DENNIS H. PETERSON Director

CERTIFICATE OF THE PROMOTER

DATED: October 29, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Part XIV of the *Securities Act* (Newfoundland and Labrador), Section 63 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island), the *Securities Act* (Yukon), the *Securities Act* (Northwest Territories) and the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed, as required by the *Securities Act* (Québec) and the regulations thereunder.

(Signed) GIL ATZMON

CERTIFICATE OF THE AGENTS

DATED: October 29, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act, 1988* (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Part XIV of the *Securities Act* (Newfoundland and Labrador), Section 64 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island), by the *Securities Act* (Yukon), by the *Securities Act* (Northwest Territories) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. For the purpose of the province of Québec, to the best of our knowledge, this prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed, as required by the *Securities Act* (Québec) and the regulations thereunder.

RAYMOND JAMES LTD.

(Signed) DAVID GREIFENBERGER

DUNDEE SECURITIES CORPORATION

(Signed) RICHARD M. COHEN

PARADIGM CAPITAL INC.

(Signed) ANDREW PARTINGTON

CORMARK SECURITIES INC.

(Signed) DARREN WALLACE


ZAZU
METALS CORPORATION

END

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